KIRKLAND LAKE GOLD LTD.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO

THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 4, 2017

Dated April 7, 2017

KIRKLAND LAKE GOLD LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Kirkland Lake Gold Ltd. (the "Company") will be held at the offices of Cassels Brock & Blackwell LLP, Suite 2100, 40 King Street West, Toronto, Ontario M5H 3C2 on May 4, 2017 at 4:30 p.m. (Toronto time) for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company as at and for the years ended December 31, 2016 and 2015, together with the report of the auditors thereon;

2.	to appoint KPMG LLP, Chartered Professional Accountants as auditor of the Company and authorize the board of directors to fix their remuneration;

3.	to fix the number of directors to be elected at the Meeting at eight;

4.	to elect the directors of the Company for the ensuing year;

5.

to consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution approving the long term incentive plan of the Company as a treasury based plan, that will enable the Company to satisfy its payment obligations under share units issued under such plan by way of issuance of common shares from treasury, including, without limitation, with respect to previously granted share units, and to approve all unallocated share units issuable under the long term incentive plan;

6.

to consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution approving the deferred share unit plan of the Company as a treasury based plan, that will enable the Company to satisfy its payment obligations to non-employee directors under deferred share units by way of issuance of common shares from treasury, including, without limitation, with respect to previously granted deferred share units, and to approve all unallocated deferred share units issuable under the deferred share unit plan;

7.

to consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution approving certain amendments to the incentive stock option plan of the Company, as more particularly described under the heading “Business of the Meeting – Approval of Stock Option Plan Amendments” in the Company’s management information circular (the “Circular”); and

8.	to transact such further or other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

This notice is accompanied by a form of proxy, the Circular, and the audited consolidated financial statements of the Company as at and for the years ended December 31, 2016 and 2015. Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company (the “Board”) has fixed the close of business on March 27, 2017 as the record date for the Meeting, being the date for the determination of the registered holders entitled to notice and to vote at the Meeting and any postponement(s) or adjournments(s) thereof.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof in person are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof. The Board has by resolution fixed 4:30 p.m. (Toronto time) on May 2, 2017 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement(s) or adjournment(s) of the Meeting as the time by which proxies to be used or acted upon shall be deposited with the Company’s transfer agent, in accordance with the instructions set forth in the accompanying Circular and the form of proxy. The time limit for deposit of proxies may be waived or extended by the Meeting Chair at his or her discretion without notice.

DATED at Toronto, Ontario as of the 7th day of April, 2017

BY ORDER OF THE BOARD

(Signed) “Eric Sprott”
Chairman of the Board

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

KIRKLAND LAKE GOLD LTD.
MANAGEMENT INFORMATION CIRCULAR

ABOUT THE SHAREHOLDER MEETING

SOLICITATION OF PROXIES

You have received this management information circular (“Circular”) because you owned common shares (“Common Shares”) of Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) as at March 27, 2016. You are therefore entitled to vote at the annual and special meeting of shareholders (the “Meeting”) to be held on Thursday, May 4, 2017, and any postponement(s) or adjournment(s) thereof.

The board of directors of the Company (the “Board”) has set the record date for the Meeting at March 27, 2017 (the “Record Date”).

Management is soliciting your proxy for the Meeting. The Board has fixed 4:30 p.m. (Toronto Time) on Tuesday, May 2, 2017 or 48 hours (excluding Saturdays, Sundays or holidays) before any postponement(s) or adjournment(s) of the Meeting, as the time by which proxies to be acted upon at the Meeting must be deposited with the Company’s transfer agent. It is expected the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. Such employees will not receive any extra compensation for such activities. The cost of solicitation will be borne directly by the Company.

The Company has engaged Kingsdale Advisors (“Kingsdale”) as strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately $49,500 to Kingsdale for the proxy solicitation service in addition to certain out-of pocket expenses. Bankers may also reimburse brokers and other persons holding Common Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies. Shareholders can contact Kingsdale either by mail at Kingsdale Advisors, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, by toll-free telephone in North America at 1-877-659-1824 or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleshareholder.com.

Unless otherwise stated, the information contained in this Circular is as of the Record Date. All dollar amounts referenced in this Circular, unless otherwise indicated, are expressed in Canadian dollars. United States dollars are referred to as “United States dollars” or “US$”.

INFORMATION REGARDING THE VOTING OF COMMON SHARES

Voting

Voting at the Meeting will be by a show of hands, with each Registered Shareholder (as defined below) and each person representing a Registered Shareholder or Beneficial Shareholder (as defined below) through a proxy (a “Proxyholder”) having one vote, unless a poll is required (if the number of Common Shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting or as otherwise required by law or stock exchange requirements) or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each Common Share held or represented, respectively. To approve an ordinary resolution proposed at the Meeting, a majority of the votes cast will be required. To approve a special resolution proposed at the Meeting, two thirds (66 2/3%) of the votes cast will be required.

Registered Shareholders

Only shareholders registered as shareholders in the Company’s shareholder register maintained by the Company’s registrar and transfer agent or their duly appointed Proxyholders will be recognized, and entitled to make motions or vote at the Meeting.

Every registered holder of Common Shares (“Registered Shareholder”) at the close of business on the Record Date is entitled to receive notice of, and to vote their Common Shares at, the Meeting. Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Common Shares will be voted at the Meeting are requested to either:

(a)	complete, sign and deliver the enclosed form of proxy c/o Proxy Department, TSX Trust Company (“TSX Trust” or the “Transfer Agent”), 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1; or

(b)	complete the proxy by voting online by entering your 12-digit control number at www.voteproxyonline.com.

In order to be valid and acted upon at the Meeting, forms of proxy must be received at the aforesaid address, or voted online not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any postponement(s) or adjournment(s) thereof. Further instructions with respect to voting by proxy are provided in the form of proxy and below.

Beneficial Shareholders

Shareholders may beneficially own Common Shares through (i) brokers, securities dealers, banks, trust companies, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans, or their respective agents and nominees (“Intermediaries”) or (ii) in the name of a clearing agency (such as CDS & Co., the registration name for The Canadian Depository for Securities Limited or CEDE & Co., the registration name for The Depository Trust Company) of which the Intermediary is a participant (“Beneficial Shareholders”). Beneficial Shareholders will not be recognized nor may they make motions or vote at the Meeting except as described below. Without specific instructions, intermediaries are prohibited from voting Common Shares for their clients.

Additionally, there are two kinds of Beneficial Shareholders: (a) those who object to their name being made known to the issuers of securities which they own, known as Objecting Beneficial Owners (“OBOs”); and (b) those who do not object to their name being made known to the issuers of securities which they own, known as Non-Objecting Beneficial Owners (“NOBOs”). Canadian NOBOs will receive a Voting Instruction Form (“VIF”) with a 12-digit control number while the remaining non-registered shareholders will receive a VIF with a 16-digit control number.

National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administrators requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. In accordance with the requirements of NI 54-101, the Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy to the Intermediaries and clearing agencies for onward distribution to Beneficial Shareholders. Intermediaries are required to forward these materials to Beneficial Shareholders unless the Beneficial Shareholder has waived the right to receive them.

Beneficial Shareholders will be sent a VIF by their Intermediary with the Circular. This form will instruct the Intermediary as to how to vote the Common Shares at the Meeting. If you are a Beneficial Shareholder, it is vital that the VIF provided to you by TSX Trust, your broker, intermediary or its agent is returned according to the instructions provided in or with such form, sufficiently in advance of the deadline specified, to ensure that they are able to provide voting instructions on your behalf.

Most Intermediaries in Canada and the United States of America delegate responsibility for obtaining instructions from clients to a third-party company (or, if the Beneficial Shareholder has so consented, allows the Company or its transfer agent to do so directly) which sends a machine-readable VIF to Beneficial Shareholders and asks the Beneficial Shareholders to return the VIF to them or provide voting instructions to them. The third-party company (or the Company or its transfer agent, if it has sent the VIF to the Beneficial Shareholder directly) then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.

The VIF supplied to the Beneficial Shareholder by its Intermediary or the Company or its transfer agent is substantially similar to the form of proxy provided directly to Registered Shareholders; however, it is limited to instructing the Registered Shareholder (that is, the Intermediary) how to vote on behalf of the Beneficial Shareholder.

The Company is sending proxy-related materials directly to Canadian NOBOs under NI 54-101. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their Intermediary, the Beneficial Shareholder may attend the Meeting as Proxyholder for the Intermediary and indirectly vote the Common Shares in that capacity. Beneficial Shareholders wishing to attend the Meeting and indirectly vote their Common Shares as their own Proxyholder, must enter their own names in the blank space on the VIF provided to them and return the VIF in accordance with the instructions provided on it. If a Beneficial Shareholder receives a VIF and does not wish to attend the Meeting as a Proxyholder, the VIF must be returned, or instructions respecting the voting of Common Shares must be communicated, to the third-party company (or the Company or its transfer agent) in advance of the Meeting to have the Common Shares voted in accordance with the instructions on that VIF.

Shareholders with questions respecting the voting of Common Shares held through an Intermediary should contact that Intermediary for assistance or contact Kingsdale Advisors toll free in North America at 1-877-659-1824 or 1-416-867-2272 outside of North America.

Appointment of Proxyholders

The persons named in the accompanying form of proxy as Proxyholders are directors or officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting other than the persons named in the form of proxy as Proxyholders. To exercise this right, the shareholder must strike out the names of the persons named in the form of proxy as Proxyholders and insert the name of the shareholder’s nominee in the space provided or complete another form of proxy. If you appoint a non-management proxyholder, please ensure that they attend the Meeting for your vote to count.

The Common Shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot. A shareholder completing the enclosed form of proxy may indicate the manner in which the persons named in the form of proxy are to vote with respect to any matter by marking an ‘X’ in the appropriate space. On any poll required or requested, those persons will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the directions, if any, given in the form of proxy provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. If you appoint the Company’s Proxyholders and do not indicate your voting instructions, they will vote your Common Shares FOR all of the matters to be acted upon at the Meeting.

The enclosed form of proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting. At the date of this Circular, management of the Company is not aware that any amendments or variations are to be presented at the Meeting. If, however, any such amendments or variations should properly come before the Meeting, the proxies hereby solicited will be exercised in accordance with the best judgement of the nominees.

To be valid, the form of proxy must be dated and signed by the shareholder or the shareholder’s attorney duly authorized in writing. In the case of a corporation, the form of proxy must be dated and executed under its corporate seal or signed by a duly authorized officer of, or attorney for, the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Company’s transfer agent, TSX Trust, in accordance with its instructions and before the time set out in the form of proxy. Proxies received after such time may be accepted or rejected by the Chair of the Meeting (the “Meeting Chair”) in the Meeting Chair’s discretion. Beneficial Shareholders must deliver their completed proxies in accordance with the instructions given by the Intermediary (as defined below) that forwarded the form of proxy to them.

Revocation of Proxies

Shareholders have the power to revoke proxies previously given by them. Revocation of proxies by Registered Shareholders can be effected by an instrument in writing (which includes a form of proxy bearing a later date) signed by a shareholder or the shareholder’s attorney duly authorized in writing (in the case of a corporation, such investment must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation) which is either delivered to TSX Trust Company at 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1, Canada any time up to and including the close of business on the last business day preceding the day of the Meeting, or any postponement or adjournment thereof, or deposited with the Meeting Chair prior to the hour of commencement on the day of the Meeting.

A Beneficial Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Beneficial Shareholder's Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

VOTING SECURITIES

The authorized capital of the Company consists of an unlimited number of Common Shares. As at March 27, 2017, the Record Date, the Company had 206,218,611 Common Shares issued and outstanding as fully paid and non-assessable shares, each share carrying the right to one vote. The Company is also authorized to issue an unlimited number of preferred shares of which there were none outstanding as of March 27, 2017.

Holders of Common Shares of record at the close of business on the Record Date will be entitled to one vote for each Common Share held. Only those shareholders of record as of the Record Date will be entitled to vote at the Meeting or any postponement or adjournment thereof.

The Company will prepare a list of shareholders as of the Record Date. Holders of Common Shares named on that list will be entitled to vote the Common Shares then registered in their name at the Meeting (unless prohibited from voting by applicable regulatory authorities on a particular matter to be considered at the Meeting) except to the extent that the holder has transferred ownership of any of the Common Shares after the Record Date and the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the Common Shares, and demands at any time before the Meeting that the transferee’s name be included in the list of persons entitled to vote at the Meeting. In that case the transferee will be entitled to vote their Common Shares at the Meeting or any postponement or adjournment thereof.

Q&A ON VOTING

Q:	What am I voting on?

A:

Holders of Common Shares are voting on the appointment of the Company’s auditor, fixing the number of directors to be elected at the Meeting at eight, the election of the directors, the approval of the Long Term Incentive Plan (as define herein), the approval of the Deferred Share Unit Plan (as defined herein), and the approval certain amendments to the Stock Option Plan (as defined herein), all as further described below under “Business of the Meeting”.

Q:	Who is entitled to vote?

A:	Holders of Common Shares at the close of business on March 27, 2017 are entitled to vote at the Meeting. Each Common Share entitles the holder to one vote.

Q:	Am I a registered shareholder or a non-registered shareholder?

A:

You are a Registered Shareholder if you hold Common Shares registered in your own name. See above “Registered Shareholders” for more information. You are a non-registered or Beneficial Shareholder if you hold Common Shares that are registered in the name of an Intermediary (a bank, trust company, securities dealer or broker, director or administrator of a self -administered RRSP, RRIF, RESP, TFSA or similar plan) or a depository, such as CDS Clearing and Depository Services. See above “Beneficial Shareholders” for more information. Canadian NOBOs will receive a VIF with a 12-digit control number directly from the Company while the remaining non-registered shareholders will receive a VIF with a 16-digit control number from their Intermediary.

Q:	If I am a Registered Shareholder and/or a Canadian NOBO, how do I vote?

A:

If you are a Registered Shareholder and/or a Canadian NOBO, you may vote in person at the Meeting or you may sign the form of proxy or VIF sent to you, appointing the named persons or some other person you choose, to represent you as a Proxyholder and vote your Common Shares at the Meeting. Whether or not you plan to attend the Meeting in person, you are requested to vote. If you wish to vote by proxy you should complete the proxy form and return it based on the instructions set out on page 3 above.

Registered Shareholders and Canadian NOBOs can vote in one of the following ways:

In Person

If you are a Registered Shareholder, you can attend the Meeting and register with the transfer agent, TSX Trust Company, upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the Meeting.

If you are a Canadian NOBO and wish to vote in person at the Meeting, insert your name in the space provided on the VIF and return it as set out in the instructions provided to you. Please register with TSX Trust upon your arrival at the Meeting.

Mail	Enter voting instructions, sign the form of proxy or VIF and send your completed form of proxy or VIF to:
TSX Trust Company
Attn: Proxy Department
200 University Avenue, Suite 300,
Toronto, Ontario M5H 4H1
Internet	Go to www.voteproxyonline.com. Enter the 12-digit control number printed on the form of proxy or VIF and follow the instructions.
Questions?	Call Kingsdale Advisors at 1-877- 659-1824 (toll-free within North America) or 416-867-2272 (collect call outside North America)

Q:	If I am a Beneficial (Canadian OBO or US NOBO/OBO) Shareholder, how do I vote?

A:

In accordance with the requirements of applicable securities law, Kirkland Lake Gold will distribute copies of the notice package to depository and to Intermediaries who in turn distribute to Beneficial Shareholders. Accordingly, included in your package you will have received from your Intermediary a VIF for the number of Common Shares you beneficially own. You should follow the instructions you have received from your Intermediary and contact your Intermediary promptly if you need assistance.

You are not required to attend the Meeting in person, however, you are requested to vote your Common Shares. Kirkland Lake Gold has limited access to the names of its Beneficial Shareholders. If you attend the Meeting, Kirkland Lake Gold may have no record of your shareholding unless your Intermediary has appointed you as Proxyholder.

Beneficial (Canadian OBO or US NOBO/OBO) Shareholders can vote in one of the following ways:

In Person	Insert your name in the space provided on the VIF and return it as set out in the instructions provided to you. Please register with TSX Trust upon your arrival at the Meeting.
Phone	Canadian OBO Shareholders:
1-800-474-7493 (English) 1-800-474-7501 (French)
US NOBO/OBO Shareholders:
1-800-454-8683
You will need to enter your 16-digit control number. Follow the interactive voice recording instructions to submit your vote.
Fax	Canadian OBO Shareholders:
Enter voting instructions, sign the VIF and fax your completed form to:
905-507-7793 or 1-866-623-5305
Internet	Go to www.proxyvote.com. Enter the 16-digit control number printed on the VIF and follow the instructions on screen.
Questions?	Call Kingsdale Advisors at 1-877- 659-1824 (toll-free within North America) or 416-867-2272 (collect call outside North America)

Q:	Who is soliciting my proxy?

A:

Proxies are being solicited by management of Kirkland Lake Gold and the associated costs are borne by the Company. The Company has engaged Kingsdale Advisors as strategic shareholder advisor and proxy solicitation agent. Shareholders can contact Kingsdale either by mail at Kingsdale Advisors, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, by toll-free telephone in North America at 1-877-659-1824 or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleadvisors.com. The solicitation is being done primarily by sending you proxy materials by mail and by posting this Circular on the Company’s website at www.klgold.com and under the Company’s profile on SEDAR at www.sedar.com.

Q:	When is the deadline for me to vote by proxy?

A:

Regardless of whether you submit your vote by mail, fax or online, you must submit your vote by no later than 4:30 p.m. (Toronto Time) on Tuesday, May 2, 2017 or 48 hours (excluding Saturdays, Sundays or holidays) before any postponement(s) or adjournment(s) of the Meeting. The time limit for deposit of proxies may be waived or extended by the Meeting Chair at his or her discretion without notice.

Q:	Who counts the votes?

A:	The Transfer Agent, TSX Trust, counts and tabulates the votes.

Q:	If I need to contact TSX Trust, how do I reach them?

A:

For general shareholder inquiries you can contact TSX Trust directly by mail at 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1 or by telephone, toll free in North-America at 1-866 393-4891or by fax at 416-671-4558 or on its website at www.tsxtrust.com.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than with respect to the election of directors, approval of the Long Term Incentive Plan, approval of the Deferred Share Unit Plan and approval of the amendments to the Stock Option Plan, no (a) director or executive officer of the Company who has held such position at any time since January 1, 2016; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PRINCIPAL HOLDERS

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to the Common Shares, other than Van Eck Associates Corporation which holds 37,198,464, representing approximately 18% of the issued and outstanding Common Shares.

Overview of the Business and Corporate Structure

Newmarket Gold Inc. (one of the predecessors to the Company) (“Old Newmarket”), was originally incorporated as 565300 B.C. Ltd under the Company Act (British Columbia) on May 27, 1998 and changed its name to Raystar Enterprises Ltd. on August 13, 1998. Old Newmarket transitioned to the Business Corporations Act (British Columbia) (the “BCBCA”) on May 25, 2004. On October 17, 2007, Old Newmarket changed its name to Raystar Capital Ltd., and on October 4, 2013 announced that it had changed its name to “Newmarket Gold Inc.”. On July 7, 2015, Old Newmarket was continued under the Business Corporations Act (Ontario) (the “OBCA”).

On July 10, 2015, Old Newmarket amalgamated with Crocodile Gold Corp. (“Crocodile Gold”) pursuant to a plan of arrangement (the “Crocodile Arrangement”) under the OBCA to create an amalgamated entity which was also named Newmarket Gold Inc. (the “Company”) The subsidiaries of Crocodile Gold, became the subsidiaries of the Company.

On November 30, 2016, the Company combined with Kirkland Lake Gold Inc. (“Old Kirkland Lake Gold”) pursuant to a plan of arrangement under the Canada Business Corporations Act (the “CBCA”), as a result of which, Old Kirkland Lake Gold became a wholly-owned subsidiary of the Company (the “Arrangement”). In connection with the Arrangement with Old Kirkland Lake Gold, the Company changed its name from Newmarket Gold Inc. to Kirkland Lake Gold Ltd.

Old Kirkland Lake Gold was originally incorporated under the Company Act (British Columbia) (now the BCBCA) on June 29, 1983 and continued under the CBCA on July 27, 1988, changing from a provincially to a Canadian federally incorporated company, at which time the authorized capital was changed to an unlimited number of common shares. Old Kirkland Lake Gold changed its name from ‘Foxpoint Resources Ltd.’ to ‘Kirkland Lake Gold Inc.’ on October 25, 2002 to reflect the nature and location of the Company’s business. On January 26, 2016, Old Kirkland Lake Gold completed the acquisition of St Andrew Goldfields Ltd. (“St Andrew Goldfields”) pursuant to a plan of arrangement under the OBCA (the “St Andrew Arrangement”). As a result, St Andrew Goldfields became a wholly-owned subsidiary of Old Kirkland Lake Gold. Following completion of the St Andrew Arrangement, St Andrew Goldfields became an indirectly held, wholly-owned subsidiary of Old Kirkland Lake Gold.

As used in this Circular, unless the context otherwise requires, reference to “Kirkland Lake Gold” or the “Company” means Kirkland Lake Gold Ltd. and its Subsidiaries. Reference to “Old Kirkland Lake Gold” means Kirkland Lake Gold Inc. and its subsidiaries, prior to the completion of the Arrangement with the Company and reference to “Newmarket Gold” means the Company (when it was previously named Newmarket Gold Inc.) and its subsidiaries, prior to the completion of the Arrangement with Old Kirkland Lake Gold.

The Common Shares of the Company trade on the Toronto Stock Exchange (the “TSX”) under the symbol “KL”. The debentures of Old Kirkland Lake Gold trade on the TSX under the symbols “KLG.DB” and “KLG.DB.A”, respectively. The Common Shares also trade on the OTCQX® operated by OTC Markets Group Inc under the symbol “KLGDF”.

On November 30, 2016, in connection with the completion of the Arrangement, the Company completed a consolidation (the “Consolidation”) of its shares on the basis of 0.475 post-consolidation shares for each pre-consolidated share held. Unless the context otherwise requires, all information contained herein is presented on a post-Consolidation basis.

The Company’s registered and head office is located at 3120 – 200 Bay Street, Toronto, Ontario M5J 2J1.

Further information about Kirkland Lake Gold can be found in the Company’s regulatory filings available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com.

BUSINESS OF THE MEETING

PRESENTATION OF FINANCIAL STATEMENTS

The audited financial statements of the Company for the financial year ended December 31, 2016 and the report of the auditor thereon will be tabled at the Meeting but no vote by the shareholders with respect thereto is proposed to be taken. The audited financial statements and the related Management’s Discussion and Analysis (“MD&A”) were sent to all shareholders who requested them together with the Notice of the Meeting and this Circular. The Company’s financial statements and related MD&A for the year ended December 31, 2016 are available under the Company’s profile on SEDAR at www.sedar.com as well as on the Company’s website at www.klgold.com.

APPOINTMENT OF AUDITOR

Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution to appoint the firm of KPMG LLP, Chartered Professional Accountants, of Toronto, Ontario to serve as auditor of the Company until the next annual meeting of shareholders and to authorize the directors of the Company to fix the auditor’s remuneration, subject to approval by the Audit Committee. KPMG LLP was first appointed as the auditor of Old Kirkland Lake Gold on March 31, 2010 and as the auditor of the Company on December 8, 2016.

The following table discloses the fees billed to the Company by its external auditor during the financial year ended December 31, 2016 and financial year ended December 31, 2015:

Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2015(5)	C$378,317	Nil	C$113,829	Nil
December 31, 2016(6)	C$883,850	Nil	C$212,888	$350,517

Notes:

(1)

“Audit Fees” refers to the aggregate fees billed by the Company’s external auditor for audit services, including fees incurred in relation to the various financings completed by the Company and quarterly reviews.

(2)

“Audit-Related Fees” refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and not reported under Audit Fees. These reported fees related to the independent testing of the Company’s internal control program for the purposes of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

(3)	“Tax Fees” refers to the aggregate fees billed for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)	“All Other Fees” refers to the aggregate fees billed for products and services provided by the Company’s external auditor, other than the services reported under the other three columns.
(5)	External Auditor Fees incurred during the year ended December 31, 2015 refer to the fees of PricewaterhouseCoopers LLP, Charter Professional Accountants, the External Auditor of Newmarket Gold.
(6)

External Auditor Fees incurred during the year ended December 31, 2016, refer to the fees of PricewaterhouseCoopers LLP, Chartered Professional Accountants, the External Auditor of Newmarket Gold from January 1, 2016 to November 30, 2016 and the fees of KPMG LLP, Chartered Professional Accountants, the External Auditor of the Company and former auditor of Old Kirkland Lake Gold from the period of December 1, 2016 to December 31, 2016.

All fees for any services provided by KPMG LLP are subject to pre-approval by the Audit Committee.

For further information with respect to the auditor, please see the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2016, available under the Company’s profile on SEDAR at www.sedar.com as well as on the Company’s website at www.klgold.com.

Unless otherwise directed, the persons named in the enclosed proxy form intend to vote FOR the appointment of KPMG LLP, to serve as auditor of the Company until the next annual meeting of the shareholders and to authorize the directors to fix the auditor’s remuneration, subject to approval by the Audit Committee.

FIXING NUMBER OF DIRECTORS

The articles of the Company provide for a minimum of three directors and a maximum of ten directors. The by-laws of the Company provide that the number of directors shall be fixed from time to time by the shareholders of the Company. At the Meeting, it will be proposed that the number of directors to be elected to hold office until the next annual meeting or until their successors are elected or appointed, in accordance with the articles and by-laws of the Company, be fixed at eight.

To be effective, the resolution fixing the number of directors to be elected at the Meeting at eight must be approved by not less than two thirds (66 2/3%) of the votes cast by shareholders present in person, or represented by proxy, at the Meeting.

Unless otherwise indicated, the persons named in the enclosed proxy form intend to vote FOR fixing the number of directors to be elected at the Meeting at eight.

ELECTION OF DIRECTORS

The Board presently consists of nine directors and it is intended to reduce the size of the Board to eight and to elect eight directors for the ensuing year. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the next annual meeting of shareholders of the Company, or any postponement(s) or adjournment(s) thereof, unless his or her office is earlier vacated or until his or her successor is elected or appointed.

Unless authority to do so is withheld, the persons named in the enclosed proxy form intend to vote FOR the election of the eight nominees whose names are set forth below.

The Company’s by-laws contain an advance notice provision (the “Provision”) for nominations of directors by shareholders in certain circumstances. As of the date hereof, the Company has not received notice of any director nominations in connection with this year’s Meeting within the time periods prescribed by the Provision. Accordingly, the only persons eligible to be nominated for election to the Board are the below nominees.

Information about each individual to be nominated for election as director is set out below. This information includes their respective principal occupations or employment, residence, directorships with other reporting issuers, and the number of securities of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Circular. This information, not being within the direct knowledge of the Company, has been provided by the respective nominee. Also set out below are the attendance records and committee memberships for each nominee based on meetings held during the year ended December 31, 2016. The current Board was newly constituted on November 30, 2016, following the completion of the Arrangement. None of the director nominees other than Mr. Ray Threlkeld were elected by the shareholders of Newmarket Gold at the last annual meeting of Newmarket Gold held on May 25, 2016. There was one meeting of the newly constituted Board held between December 1, 2016 and December 31, 2016. There were no committee meetings held by the newly constituted Board during this one month period.

JONATHAN GILL, P. Eng. INDEPENDENT Ontario, Canada

Mr. Gill is a Professional Engineer with more than 45 years of mining experience, much of it working in senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia. Since retiring in 2003, Mr. Gill has worked on a number of project assignments for Inco, both in Canada and at the Goro project in New Caledonia; as well as for other companies involving reviews of such projects as FNX Mining Company´s Sudbury operations, the Ambatovy nickel project in Madagascar and the Onca Puma project in Brazil. Mr. Gill was a director of Lake Shore Gold Inc. from 2008 to 2016. Mr. Gill is a member of the Association of Professional Engineers of Ontario and is a former Employer Chair of Ontario´s Mining Legislative Review Committee. Mr. Gill has obtained the Institute of Corporate Directors ICD.D designation.

Director since November 30,
2016
Age: 72
Areas of Expertise		Compensation	Mining/Operations
		Geology/Technical	Risk Management
		Project Evaluation	Executive Management
Principal Occupation		Retired Mining Executive, Director

Other Public Board		None
Directorships

Securities Held		Board and Committee Membership	Attendance
DSUs	12,950	Board	1 of 1 (100%)
		Compensation Committee (Chair)	N/A
		Technical Committee	N/A

ARNOLD KLASSEN, CPA, CA INDEPENDENT British Columbia, Canada

Mr. Klassen is a Chartered Professional Accountant, (CPA, CA 1979) and has more than 35 years experience in accounting, audit and tax with over 30 years of experience in the mining industry. Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and prior to that was the Vice President of Finance for Dynatec Corporation from 1988 to 2007. Dynatec Corporation was a publicly traded TSX listed company from 1997 to 2007. He held a similar position with the Tonto Group of Companies from 1984 to 1998. Mr. Klassen holds a degree in Commerce from the University of British Columbia and spent seven years with KPMG LLP prior to becoming Vice President of Finance with the Tonto Group of Companies. Mr. Klassen has obtained the Institute of Corporate Directors ICD.D designation.

Director Since November 30,
2016
Age: 65
Areas of Expertise		Financial Expertise	Mining/Operations
		Compensation	Risk Management
		Executive Management	Capital Markets
Principal Occupation		Retired Mining Executive, Director

Other Public Board		GFG Resources Inc.
Directorships

Securities Held		Board and Committee Membership	Attendance
Shares	10,000	Board	1 of 1 (100%)
DSUs	12,950	Audit Committee	N/A
		Compensation Committee	N/A
		Corporate Governance and Nominating Committee	N/A

PAMELA KLESSIG, P.Geo INDEPENDENT Nevada, USA

Ms. Klessig has over 30 years of experience in global mineral exploration, development and production. She was a founder and former President and Chief Executive Officer of Concordia Resource Corp. (formerly Western Uranium Corp.) As a complement to her technical expertise, Ms. Klessig was a stockbroker for four years with A.G. Edwards and Sons Inc., now Wells Fargo Investment Advisors.

Ms. Klessig holds a Bachelor in geology from Western State College, is a Certified Professional Geologist and a qualified person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Director Since November 30,
2016
Age: 62
Areas of Expertise		Project Evaluation	Mining/Operations
		Geology/Technical	Resource Estimation
		Executive Management	Capital Markets
Principal Occupation		Retired Mining Executive, Director

Other Public Board		None
Directorships

Securities Held		Board and Committee Membership	Attendance
Shares	15,000	Board	1 of 1 (100%)
DSUs	23,039	Health, Safety, Environment and CSR Committee	N/A
		Corporate Governance and Nominating Committee	N/A

ANTHONY MAKUCH PRESIDENT AND CEO Ontario, Canada

Mr. Makuch is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. He has been a frequent recipient of mine safety performance awards. Mr. Makuch holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen’s University, and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business. Mr. Makuch was formerly the President and Chief Executive Officer of Old Kirkland Lake Gold from July to November 2016 and was previously the President and Chief Executive Officer of Lake Shore Gold Corp. from 2008 to 2016.

Director Since November 30,
2016
Age: 59
Areas of Expertise		Project Evaluation	Mining/Operations
		Geology/Technical	Risk Management
		Executive Management	Capital Markets
Principal Occupation		President and Chief Executive Officer of Kirkland Lake Gold Ltd.

Other Public Board		Barkerville Gold Mines
Directorships		Cordoba Minerals Corp.
Premier Gold Mines Limited
Securities Held		Board and Committee Membership	Attendance
Shares	56,400	Board	1 of 1 (100%)
PSUs	151,744	Health, Safety, Environment and CSR Committee	N/A
RSUs	151,744	Technical Committee	N/A

BARRY OLSON, MSc. INDEPENDENT Arizona, USA

Mr. Olson has a Bachelor of Science degree in Metallurgical Engineering and Masters of Science degree in Mining Engineering from the University of Idaho. He most recently served as Senior Vice President of Project Development at Goldcorp Inc. and served as its Vice President of Project Development from October 2008 to October 2013. He has over 28 years of progressive mining experience in both South America and the United States and has extensive experience in design, construction and managing mines in Nevada, California, Canada, Mexico, Chile and Argentina.

Director Since November 30,
2016
Age: 65
Areas of Expertise		Corporate Social Responsibility	Budgeting
		Executive Management	Team Building and Leadership
		Mining Operations	Health, Safety and Environment
Principal Occupation		Retired Mining Executive

Other Public Board		None
Directorships

Securities Held		Board and Committee Membership	Attendance
Shares	5,000	Board	1 of 1 (100%)
Options	150,002	Health, Safety, Environment and CSR Committee (Chair)	N/A
DSUs	23,039	Technical Committee	N/A

JEFF PARR, CPA, CA INDEPENDENT Ontario, Canada

Mr. Parr, a Chartered Professional Accountant (CPA, CA 1984), received his Master of Business Administration degree from McMaster University in 1982 and a Bachelor of Arts in Economics from the University of Western Ontario in 1979. He has over 30 years of experience in the mining and service provider industries. Until his retirement on March 31, 2016, Mr. Parr was the Chief Financial Officer of Centerra Gold Inc. He joined Centerra in 2006 and was appointed Chief Financial Officer in 2008. From 1997 to 2006 he worked for Acres International as Chief Financial Officer, and from 1988 to 1997, he held progressively senior financial positions at WMC International Ltd. ultimately serving as the company's Executive Vice President.

Director Since November 30, 2016 Age: 60

Mr. Parr is a member of the Canadian Institute of Chartered Professional Accountants, Financial Executives International (FEI Canada) and the Institute of Chartered Professional Accountants of Ontario. Mr. Parr has also served as Director and Vice Chair of the Oakville Economic Development Alliance from 2002 to 2007 and was a member of its Executive Committee. He has also been a member of the Board of Directors of the Mining Association of Canada.

Areas of Expertise		Capital Markets/Corporate Finance	Financial Expertise
		Management of Public Issuer	Corporate Governance
		Mining/Operations	Risk Management
Principal Occupation		Retired Mining Executive

Other Public Board		None
Directorships
Securities Held		Board and Committee Membership	Attendance
Shares	5,000	Board	1 of 1 (100%)
Options	150,002	Audit Committee (Chair)	N/A
DSUs	23,059	Compensation Committee	N/A
		Technical Committee	N/A

ERIC SPROTT, FCPA, FCA INDEPENDENT Ontario, Canada

Mr. Sprott, is a renowned and respected leader in the investment community and one of the world’s premiere gold and silver investors with over 40 years of experience in the investment industry. Mr. Sprott entered the investment industry as a research analyst at Merrill Lynch and Company Inc. In 1981, he founded Sprott Securities (a predecessor to Sprott Securities Inc., now Cormark Securities Inc.). After establishing Sprott Asset Management Inc. in December 2001 as a separate entity, he divested his entire stake in Sprott Securities Inc. to its employees. From 2008 until September 2010, Mr. Sprott served as the Chief Executive Officer of Sprott Inc., before stepping down to focus on his roles as Chairman of the Board of Sprott Inc., Chief Investment Officer of Sprott Inc. and Senior Portfolio Manager of Sprott Asset Management LP. On January 20, 2015, as part of his transition away from day-to-day fund management, Mr. Sprott stepped down from his roles with Sprott Inc. and Sprott Asset Management LP.

Chairman and Director Since November 30, 2016 Age: 71

Over the course of his career, Mr. Sprott has received numerous industry awards and, in 2012, he was awarded the Queen Elizabeth II Diamond Jubilee Medal by the Governor General. In 2013, he was appointed as a Member of the Order of Canada. Mr. Sprott graduated with a Bachelor of Commerce from Carleton University in 1965 and was awarded an Honorary Doctorate from Carleton University in 2003. He received his Chartered Accountant designation in 1968 and was awarded the FCA designation in 2011. He has been elected Fellow of the Chartered Professional Accountants of Ontario (FCPA, FCA), a designation reserved for those who demonstrate outstanding career achievements and service to the community and profession.

Areas of Expertise		Capital Markets/Corporate Finance	Management of Public Issuer
		Financial Expertise	Mining/Operations
		Mergers and Acquisitions	Project Finance
		Risk Management
Principal Occupation		Chairman, Sprott Inc.

Other Public Board		Sprott Inc.
Directorships

Securities Held		Board and Committee Membership	Attendance
Shares	19,428,395	Board (Chair)	1 of 1 (100%)
Options	150,002
DSUs	23,039

RAYMOND THRELKELD INDEPENDENT Virginia, United States
Director Since July 10, 2015 Age: 70

Mr. Threlkeld has a proven track record in the gold sector in project development, construction and mine operations. Mr. Threlkeld is a seasoned mining professional with more than 33 years of experience in mineral exploration, mine operations and construction and executive management. Most recently, Mr. Threlkeld was President and Chief Executive Officer of Rainy River Resources that was developing the 4 million ounce Rainy River gold deposit in Ontario, prior to its purchase by New Gold Inc. for $310 million in 2013. From 2006 to 2009, he led a team along with Randall Oliphant that acquired, developed and put into operation the Mesquite gold mine in California with Western Goldfields, which was subsequently purchased by New Gold Inc. for $314 million in 2009. From 1996 to 2004, Mr. Threlkeld held a variety of senior executive positions with Barrick Gold Corporation, rising to the position of Vice President, Project Development. During his tenure at Barrick Gold, he was responsible for placing more than 30 million ounces of gold resources into production in Africa, South America and Australia. Mr. Threlkeld holds a B.Sc. in Geology from the University of Nevada.

Areas of Expertise		Capital Markets/Corporate Finance	Management of Public Issuer
		Financial Expertise	Mining/Operations
		Mergers and Acquisitions	Project Finance
		Risk Management	Geology/Technical
Principal Occupation		Interim COO New Gold Inc.

Other Public Board		New Gold Inc.
Directorships		Euromax Resources Ltd.
Securities Held		Board and Committee Membership	Attendance
Shares	49,750	Board	1 of 1 (100%)
Options	741,000	Corporate Governance and Nominating Committee (Chair)	N/A
DSUs	12,950	Audit Committee	N/A

As at April 5, the current directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control over, a total of 19,556,045 Common Shares, representing approximately 9.5% of the issued and outstanding Common Shares.

Corporate Cease Trade Orders

No proposed director of the Company is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies and Other Proceedings

No proposed director of the Company is, as at the date hereof, or has been within the 10 years prior to the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties and Sanctions

No proposed director of the Company has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important in deciding whether to vote for a proposed director.

Majority Voting Policy

The Company has adopted a majority voting policy to provide a meaningful way for the shareholders to hold individual directors accountable and to require the Company to closely examine directors that do not have the support of a majority of shareholders, on an annual basis. The policy provides that, in the context of an uncontested election of directors, where a director nominee receives a greater number of votes “withheld” from his or her election than votes “in favour” of his or her election, the nominee will be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Pursuant to the policy, such a nominee will forthwith submit his or her resignation to the Board, such resignation to be effective on acceptance by the Board. The Corporate Governance and Nominating Committee will consider the offer of resignation and recommend to the Board whether or not to accept it after considering any stated reasons why shareholders “withheld” votes from the election of that director, the results of the vote and/or the composition of the Board, and any other factors that the committee considers relevant. This policy does not apply where an election involves a proxy battle (i.e., where proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by the Board).

Following the Meeting, the Company will file under the Company’s profile on SEDAR at www.sedar.com a report of voting results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations disclosing the outcome of each matter voted upon at the Meeting and issue a press release including the detailed results of the vote for the election of directors.

APPROVAL OF THE LONG TERM INCENTIVE PLAN

On January 1, 2017, the Company introduced a long term incentive plan (the “Long Term Incentive Plan” or “LTIP”) that provides for time-based share unit awards (“RSUs”) and performance-based share unit awards (“PSUs”, and collectively with RSUs, “Share Units”) that may be granted to employees, officers and eligible contractors of the Company and its affiliates. Recipients of RSUs or PSUs are defined as “Participants”. A director of the Company is not eligible to participate in the LTIP unless he or she is also an employee of the Company. The LTIP is currently a cash-settled or “phantom” plan only. A description of the Long Term Incentive Plan is set out in this Circular under “Equity Compensation Plans – Long Term Incentive Plan”. A copy of the Long Term Incentive Plan will be filed and made available under the Company’s profile on SEDAR at www.sedar.com on or about the date of filing of this Circular.

Subject to TSX and shareholder approval, on April 7, 2017, the Board approved amendments to the LTIP that will provide the ability to the Company, at the discretion of the Board, to issue Common Shares in lieu of cash to satisfy the Company’s obligations under Share Units held by a Participant. Pursuant to such amendments, the maximum number of Common Shares made available for issuance under the LTIP shall be determined by the Board from time to time, but in any case, shall not exceed (a) such number of Common Shares as would, when combined with all other Common Shares subject to grants under deferred share units, restricted share units and performance share units of the Company, be equal to 2% of the Common Shares then issued and outstanding, and (b) such number of Common Shares as would, when combined with all other Common Shares subject to grants under all other security based compensation arrangements of the Company, be equal to 5.5% of the Common Shares issued and outstanding from time to time, subject to adjustments pursuant to the terms of the LTIP, and provided, for greater clarity that any stock options or other incentive securities of a third party entity assumed by the Company as a result of the acquisition of such entity by the Company in the future shall not be factored in the calculation of the foregoing limits.

Pursuant to section 613 of the TSX Company Manual, to permit the issuance of Common Shares on the Entitlement Date (as defined in the LTIP) of outstanding Share Units and those that may be granted in the future, the Company must seek shareholder approval at the Meeting for the Long Term Incentive Plan and authorization for the allocation of Common Shares for issuance to satisfy such Share Units.

As at April 5, 2017, the Company had 206,401,548 Common Shares issued and outstanding (on a non-diluted basis). Accordingly the maximum number of Common Shares available for issuance pursuant to the Long Term Incentive Plan and all other deferred share units, restricted share units and performance share units of the Company is 4,128,031, being 2% of the number of Common Shares issued and outstanding and the maximum number of Common Shares available for issuance pursuant to the Long Term Incentive Plan and all other security-based compensation arrangements of the Company is 11,352,085, being 5.5% of the number of Common Shares issued and outstanding. As at April 5, 2017, there were 246,788 RSUs and 246,788 PSUs outstanding under the Long Term Incentive Plan in respect of which up to 740,364 Common Shares may be issued (assuming a maximum payout factor of 200% for outstanding PSUs), which represents 0.36% of the Common Shares issued and outstanding. In total, with all currently issued and outstanding Share Units, DSUs, performance share units and restricted share units of the Company as at April 5, 2017, up to 1,370,293 Common Shares may be issued (or 0.66% of the Common Shares issued and outstanding), and together with outstanding stock options, up to 6,873,570 Common Shares may be issued (or 3.33% of the Common Shares issued and outstanding), assuming in all cases a maximum payout factor of 200% for outstanding performance share units, which are subject to such payout factor, leaving a total maximum of 4,478,515 Common Shares available for issuance under the Stock Option Plan, the LTIP and the Deferred Share Unit Plan if approved at the Meeting. Details of the outstanding Share Units as at April 5, 2017 are provided under “Equity Compensation Plans – Long Term Incentive Plan”.

Pursuant to section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of an issuer’s directors and by an issuer’s security holders every three years. If approval is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated Share Units under the Long Term Incentive Plan until the Company’s 2020 annual shareholders’ meeting (provided that such meeting is held on or before May 4, 2020). If approval is not obtained at the Meeting, all existing Share Units will continue unaffected and additional Share Units may be granted in the future, but the Company will not be permitted to issue Common Shares to satisfy its obligations on the Entitlement Date of RSUs or PSUs currently outstanding or that may be granted in the future.

Long Term Incentive Plan Approval Resolution

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass a resolution in the form set out below (“Long Term Incentive Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, to approve the Long Term Incentive Plan as a treasury based plan and to authorize the allocation of Common Shares for issuance under the Long Term Incentive Plan to satisfy payment obligations for previously granted Share Units at the discretion of the Board.

The approval of the Long Term Incentive Plan Resolution is key to allow more flexibility for the Company in compensating its employees by way of Share Unit grants. Accordingly, the Board recommends the adoption of the Long Term Incentive Plan Resolution. To be effective, the Long Term Incentive Plan Resolution must be approved by not less than a majority of the votes cast by shareholders present in person, or represented by proxy, at the Meeting.

Unless otherwise indicated, the persons named in the enclosed proxy form intend to vote FOR the Long Term Incentive Plan Resolution.

The text of the Long Term Incentive Plan Resolution to be submitted to shareholders at the Meeting is set out below:

“BE IT RESOLVED THAT:

(i)

the payment obligations of the Company under outstanding Share Units (of which 246,788 RSUs and 246,788 PSUs were outstanding as of April 5, 2017) previously granted under the Long Term Incentive Plan are hereby authorized, at the discretion of the Board, to be satisfied by the issuance of Common Shares from treasury as contemplated by the amended Long Term Incentive Plan;

(ii)

the Long Term Incentive Plan and unallocated Share Units issuable thereunder are hereby approved and authorized until the date of the Company’s annual shareholders’ meeting to be held in 2020 (provided that such meeting is held on or before May 4, 2020); and

(iii)

any director or officer of the Company is authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer be necessary or desirable to give effect to this resolution.”

APPROVAL OF THE DEFERRED SHARE UNIT PLAN

On January 1, 2017, the Company introduced a deferred share unit plan (the “Deferred Share Unit Plan” or “DSU Plan”) that provides for deferred share unit awards (“DSUs”) that may be granted to non-employee directors of the Company. Recipients of DSUs are defined as “Participants”. The DSU Plan is currently a cash-settled or “phantom” plan only. A description of the DSU Plan is set out in this Circular under “Equity Compensation Plans – Deferred Share Unit Plan”. A copy of the Deferred Share Unit Plan will be filed and made available under the Company’s profile on SEDAR at www.sedar.com on or about the date of filing of this Circular.

Subject to TSX and shareholder approval, on April 7, 2017 the Board approved amendments to the DSU Plan that will provide the ability to the Company, at the discretion of the Board, to satisfy DSUs by the issuance of Common Shares from treasury on the basis of one Common Shares for each DSU in lieu of cash. Pursuant to such amendments, the maximum number of Common Shares made available for issuance under the DSU Plan shall be determined by the Board from time to time, but in any case, shall not exceed (a) such number of Common Shares as would, when combined with all other Common Shares subject to grants under deferred share units, restricted share units and performance share units of the Company, be equal to 2% of the Common Shares then issued and outstanding, and (b) such number of Common Shares as would, when combined with all other Common Shares subject to grants under all other security based compensation arrangements of the Company, be equal to 5.5% of the Common Shares issued and outstanding from time to time, subject to adjustments pursuant to the terms of the DSU Plan, and provided, for greater clarity that any stock options or other incentive securities of a third party entity assumed by the Company as a result of the acquisition of such entity by the Company in the future shall not be factored in the calculation of the foregoing limits.

Pursuant to section 613 of the TSX Company Manual, to permit the issuance of Common Shares in satisfaction of outstanding DSUs and those that may be granted in the future, the Company must seek shareholder approval at the Meeting for the DSU Plan and authorization for the allocation of Common Shares for issuance to satisfy such DSUs.

As at April 5, 2017, the Company had 206,401,548 Common Shares issued and outstanding (on a non-diluted basis). Accordingly the maximum number of Common Shares available for issuance pursuant to the DSU Plan and all other deferred share units, restricted share units and performance share units of the Company is 4,128,031, being 2% of the number of Common Shares issued and outstanding and the maximum number of Common Shares available for issuance pursuant to the DSU Plan and all other security-based compensation arrangements of the Company is 11,352,085, being 5.5% of the number of Common Shares issued and outstanding. As at April 5, 2017, there were 103,600 DSUs outstanding under the DSU Plan in respect of which up to 103,600 Common Shares may be issued which represents 0.05% of the Common Shares issued and outstanding. In total, with all currently issued and outstanding DSUs, Share Units, performance share units and restricted share units of the Company as at April 5, 2017, up to 1,370,293 Common Shares may be issued (or 0.66% of the Common Shares issued and outstanding), and with outstanding stock options, up to 6,873,570 Common Shares may be issued (or 3.33% of the Common Shares issued and outstanding), assuming in all cases a maximum payout factor of 200% for outstanding performance share units, which are subject to such payout factor, leaving a total maximum of 4,478,515 Common Shares available for issuance under the Stock Option Plan, the LTIP and the Deferred Share Unit Plan if approved at the Meeting. Details of the outstanding DSUs as at April 5, 2017 are provided under “Equity Compensation Plans – Long Term Incentive Plan”.

Pursuant to section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of an issuer’s directors and by an issuer’s security holders every three years. If approval is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated DSUs under the DSU Plan until the Company’s 2020 annual shareholders’ meeting (provided that such meeting is held on or before May 4, 2020). If approval is not obtained at the Meeting, all existing DSUs will continue unaffected and additional DSUs may be granted in the future, but the Company will not be permitted to issue its Common Shares to satisfy its obligations under outstanding DSUs or DSUs that may be granted in the future.

Deferred Share Unit Plan Approval Resolution

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass a resolution in the form set out below (“DSU Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, to approve the DSU Plan as a treasury based plan and to authorize the allocation of Common Shares for issuance under the DSU Plan to satisfy payment obligations for previously granted DSUs and future granted DSUs at the discretion of the Board.

The approval of the DSU Plan Resolution is key to allow more flexibility for the Company in compensating its non-employee directors by way of DSU grants in lieu of cash remuneration. Accordingly, the Board recommends the adoption of the DSU Plan Resolution. To be effective, the DSU Plan Resolution must be approved by not less than a majority of the votes cast by shareholders present in person, or represented by proxy, at the Meeting.

Unless otherwise indicated, the persons named in the enclosed proxy form intend to vote FOR the DSU Plan Resolution.

The text of the DSU Plan Resolution to be submitted to shareholders at the Meeting is set out below:

“BE IT RESOLVED THAT:

(i)

the payment obligations of the Company under outstanding DSUs (of which 103,600 DSUs were outstanding as of April 5, 2017) previously granted under the Deferred Share Unit Plan are hereby authorized, at the discretion of the Board, to be satisfied by the issuanceof Common Shares from treasury as contemplated by the DSU Plan;

(ii)

the Deferred Share Unit Plan and unallocated DSUs issuable thereunder are hereby approved and authorized until the date of the Company’s annual shareholders’ meeting to be held in 2020 (provided that such meeting is held on or before May 4, 2020); and

(iii)

any director or officer of the Company is authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer be necessary or desirable to give effect to this resolution.”

APPROVAL OF STOCK OPTION PLAN AMENDMENTS

The board of directors of Newmarket Gold approved the incentive stock option plan (the “Stock Option Plan”) on June 4, 2015 and the shareholders of Newmarket Gold subsequently approved it on July 6, 2015. The Stock Option Plan is currently a fixed plan which provides that the maximum number of Common Shares available for issuance under the Stock Option Plan or any other security-based compensation arrangement shall not exceed 9,500,000. A description of the Stock Option Plan is set out in this Circular under “Equity Compensation Plans – Stock Option Plan”.

Subject to TSX and shareholder approval, on April 7, 2017 the Board approved amendments to the Stock Option Plan (the “Stock Option Plan Amendments”), including changing the Stock Option plan to a “rolling plan”. Pursuant to such amendments, the aggregate number of Common Shares to be reserved for issuance in satisfaction of stock options granted pursuant to the Stock Option Plan (“Options”) and all other security-based compensation arrangements (excluding however, any stock options or other incentive securities of a third party entity assumed by the Company as a result of the acquisition of such entity by the Company in the future) must not exceed 5.5% of the Common Shares issued and outstanding (on a non-diluted basis) at the time of granting the Options.

As at April 5, 2017, the Company had 206,401,548 Common Shares issued and outstanding (on a non-diluted basis). Accordingly, the maximum number of Common Shares available for issuance pursuant to the Option Plan and all other security-based compensation arrangements of the Company is 11,352,085, being 5.5% of the number of Common Shares issued and outstanding. As at April 5, 2017, there were 3,271,713 Options outstanding under the Stock Option Plan in respect of which up to 3,271,713 Common Shares may be issued which represents 1.58% of the Common Shares issued and outstanding. In total, with all currently issued and outstanding Options, deferred share units, restricted share units, performance share units and stock options, as at April 5, 2017, up to 6,873,570 Common Shares may be issued (assuming a maximum payout factor of 200% for outstanding performance share units which are subject to such payout factor) under the Stock Option Plan and all other security-based arrangements of the Company, which represents 3.33% of the Common Shares issued and outstanding, leaving 4,478,515 Common Shares available for grant of further Options, to the extent approved by shareholders, and other security-based compensation arrangements. A total of 1,166,249 Common Shares have been issued upon the exercise of Options, representing 0.57% of the outstanding Common Shares as at April 5, 2017. Details of the outstanding Options as at April 5, 2017 are provided under “Equity Compensation Plans – Stock Option Plan”.

Pursuant to section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of an issuer’s directors and by an issuer’s security holders every three years. If approval is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated Options under the Stock Option Plan until the Company’s, 2020 annual shareholders’ meeting (provided that such meeting is held on or before May 4, 2020). If approval is not obtained at the Meeting, all existing Options will continue unaffected and additional Options may be granted in the future in accordance with the current maximum of 9,500,000.

The Stock Option Plan Amendments also include the following:

1.	Replacing the definition of “Change of Control” with the following:

““Change of Control” means the occurrence of any one or more of the following events:

i.

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity, whereby all or substantially all of the shares or assets of the

Company become the property of any other person (the “Successor Entity”), as a result of which the holders of shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

ii.	any person, entity of group of persons of entities acting jointly or in concert (an

“Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of voting securities of the Company which, when added to the voting securities owned of record of beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or affiliates of the Acquiror to cast or to direct the casting of 50% or more of the votes attached to all of the Company’s outstanding voting securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors);

iii.

the Company shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more Subsidiaries shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (A) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Company and the Subsidiaries as at the end of the most recently completed financial year of the Company or (b) which during the most recently completed financial year of the Company generated, or during the then most recently completed financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company and the Subsidiaries, to any Person or group of Persons (other than one or more Subsidiary), in which case the Change of Control shall be deemed to occur on the date of the transfer of the property of assets representing one dollar more than 50% of the consolidated assets in the case of clause (A) or 50% of the consolidated operating income or cash flow in the case of clause (B), as the case may be;

iv.

any person, entity or group of persons or entities acting jointly or in concert (the “Acquiror”) acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Company which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or Affiliates of the Acquiror to cast or direct the casting of 50% or more of the votes attached to all of the Company’s outstanding voting securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors);

v.	the Board of Directors of the Corporation adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent; or

vi.

the replacement by way of election or appointment at any time of one-half or more of the total number of the then incumbent members of the Board of Directors, unless such election or appointment is approved by 50% or more of the Board of Directors in office immediately preceding such election or appointment in circumstances where such election or appointment is to be made other than as a result of a dissident public proxy solicitation, whether actual or threatened.

For the purposes of the foregoing definition of Change of Control, “voting securities” means Shares and any other any securities of the Company ordinarily carrying the right to vote at elections of directors and any securities immediately convertible into or exchangeable for such securities.”

2.

Revising the provisions relating to the treatment of Options in the event of a proposed Change of Control (as defined in the Stock Option Plan) to provide that in the event of a proposed Change of Control, the Board may, in its discretion, conditionally or otherwise and on such terms as it sees fit, accelerate the vesting of all of a participant’s unvested Options to a date determined by the Board, such that all of a participant’s Options will immediately vest at such time. In such event, all Options so vested will be exercisable, conditionally, from such date until their respective expiry dates so as to permit the participant to participate in such Change of Control. The Stock Option Plan shall provide that, upon a Change of Control, participants shall not be treated any more favourably than shareholders of the Company with respect to the consideration that the participants may be entitled to receive for their Common Shares.

3.

Clarifying the provisions with respect to the effect of termination with cause on the treatment of Options to provide that, subject to the Board determining otherwise, in the event of termination without cause of a participant, any Options held by such participant shall cease to be exercisable immediately upon the date of such termination.

4.

To include limits with respect to grants to non-employee directors to provide that the aggregate number of securities granted under all security-based compensation arrangements (except for equity awards granted in place of cash fees) to any one non-employee director within any one-year period shall not exceed a maximum value of:

(i)	in the case of Options granted under the Stock Option Plan, $100,000 worth of Options; and

(ii)	in the case of securities granted under all security based compensation arrangements, $150,000 worth of securities.

5.

Other amendments, including, without limitation, referencing the Executive Compensation Clawback Policy adopted by the Board and adding a restriction to the amendment provisions of the Stock Option Plan to remove or exceed the non-employee director limits stated above, and other amendments of a housekeeping nature.

Stock Option Plan Approval Resolution

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass a resolution in the form set out below (“Stock Option Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, to approve the Stock Option Plan Amendments and to authorize the allocation of Common Shares for issuance under the Stock Option Plan.

The approval of the Stock Option Plan Resolution is key to allow more flexibility for the Company in compensating officers, directors, employees and others by way of Option grants. Accordingly, the Board recommends the adoption of the Stock Option Plan Resolution. To be effective, the Stock Option Plan Resolution must be approved by not less than a majority of the votes cast by shareholders present in person, or represented by proxy, at the Meeting.

Unless otherwise indicated, the persons named in the enclosed proxy form intend to vote FOR the Stock Option Plan Resolution.

The text of the Stock Option Plan Resolution to be submitted to shareholders at the Meeting is set out below:

“BE IT RESOLVED THAT:

(i)	the amendments to the Stock Option Plan, as described in the Company’s management information circular dated April 7, 2017, are hereby approved.

(ii)

all unallocated Options issuable under the Stock Option Plan are hereby approved and authorized until the date of the Company’s annual shareholders’ meeting to be held in 2020 (provided that such meeting is held on or before May 4, 2020); and

(iii)

any director or officer of the Company is authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer be necessary or desirable to give effect to this resolution.”

REPORT ON CORPORATE GOVERNANCE PRACTICES

The Company and the Board recognize the importance of corporate governance for the effective management of the Company and to the protection of its stakeholders, particularly shareholders. The Company’s approach to issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The directors are kept informed regarding the Company’s operations at regular meetings and through reports and discussions with management on matters within their particular areas of expertise. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks that the Company faces.

The Company believes that its corporate governance practices are in compliance with applicable Canadian guidelines including National Policy 58-201 – Corporate Governance Guidelines. The Company has considered the applicable requirements and believes that its approach is appropriate and works effectively for the Company and its shareholders. The Company continues to monitor developments in Canada with a view to further revising its governance policies and practices, as appropriate.

The following is a description of the Company’s corporate governance practices, which has been prepared by the Corporate Governance and Nominating Committee and has been approved by the Board.

The Board of Directors

The Board is currently comprised of nine directors, eight of whom are “independent” in accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”). Following the Meeting, it is intended that the Board will be decreased to eight directors, seven of whom are “independent” in accordance with NI 52-110. Mr. Makuch, the President and Chief Executive Officer of the Company, is not considered independent. See “Election of Directors” above.

The Independence of the Board

To facilitate the functioning of the Board independently of management, the following structures and processes are in place:

•	there are no members of management on the Board other than the President and Chief Executive Officer;

•

members of management, including without limitation the President and Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the Board, unless required;

•	each of the Audit Committee, Corporate Governance and Nominating Committee and the Compensation Committee are comprised solely of independent directors;

•	under the by-laws of the Company, any two directors may call a meeting of the Board;

•	the President and Chief Executive Officer’s compensation is considered, in his absence, by the Compensation Committee at least once a year;

•	in addition to the standing committees of the Board, independent committees may be appointed from time to time, when appropriate; and

•	the Board’s policy is to hold “in camera” meetings with the independent directors at the end of each Board or committee meeting.

Director Conflicts of Interest

In addition, to the corporate governance policies set out below, the Board requires all directors to comply with the conflict of interest provisions of governing corporate legislation and relevant securities legislation, regulatory instruments and TSX policies which require that interested directors disclose any conflict of interest and recuse themselves from the consideration of, and voting on, matters which require directors to exercise independent judgement when consideration transactions and agreements in respect of which any director has any interest.

Position Descriptions

The Board has adopted written position descriptions setting out the duties and responsibilities of each of the Company’s Chief Executive Officer, the Chair of the Board, and the Chairs of each Board Committee.

Position descriptions are reviewed by the Board from time to time. Copies of these position descriptions can be found on the Company’s website at www.klgold.com.

Chairman

Mr. Sprott is the independent Chairman of the Board (the “Chair”). Mr. Sprott is primarily responsible for presiding over all meetings of the directors and shareholders of the Company. The primary responsibility of the Chair is to oversee the operations of the Board and to provide leadership to the Board while enhancing its overall effectiveness. As the Chair is independent, an independent Lead Director is not required.

Committee Chair

The primary responsibility of the Chair of each committee of the Board is to provide oversight and leadership to the respective committee with a view to enhancing the overall efficacy of the committee. Each committee Chair plays an integral role in the fulfillment of the committee’s duties as set out in the mandate of the committee and the management of the committee process.

Chief Executive Officer

The CEO of the Company has the responsibility for directing the overall affairs of the Company, providing leadership to management and providing vision for future growth opportunities to enhance the Company’s long-term objectives, plans and policies. Among other things, the CEO is responsible for: (i) promoting and fostering an ethical and responsible culture; (ii) identifying business opportunities consistent with the vision, values and strategic plan of the Company; (iii) developing annual objectives and periodic business, capital and operating plans and budgets for the Company; (iv) developing and maintaining an effective organizational structure reflective of operational needs; and (v) serving as the chief spokesperson of the Company.

Nomination of Directors

The Corporate Governance and Nominating Committee, which is comprised entirely of independent directors, has the responsibilities described below under “Board Committees – Corporate Governance and Nominating Committee” including identifying, recruiting and considering new candidates for nomination for election as directors and reviewing the qualifications of new candidates proposed by other members of the Board. Any new appointees or nominees to the Board must possess proven expertise in general business management, special knowledge in areas of strategic interest to the Company, and the ability to devote the time required of a director. The names of the Company’s proposed directors, together with their municipality and country of residence, year first elected as director, principal occupation, other directorships and committee membership are set out above under the heading “Business of the Meeting – Election of Directors”. Also indicated for each proposed director is the number of securities of the Company beneficially owned, directly or indirectly, by the proposed director or over which the proposed director exercises control or direction, directly or indirectly as of the date of this document.

Majority Voting Policy

The Board has adopted a majority voting policy which requires that, in an uncontested election of directors, any nominee who receives a greater number of “withheld” votes than “for” votes must tender their resignation to the Chair of the Board promptly following the relevant meeting. The Corporate Governance and Nominating Committee will consider the proposed resignation in light of all relevant circumstances and make a recommendation to the Board. The Board will accept the resignation absent exceptional circumstances. The Board will determine whether to accept or reject any such resignation within 90 days following such meeting and press release its decision immediately. If the Board determines not to accept a resignation, the news release will fully state the reasons for that decision and copy of such news release will be provided to the TSX. The resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or the Corporate Governance and Nominating Committee at which the resignation is considered.

Diversity

The Corporate Governance and Nominating Committee periodically reviews the composition of the Board and when applicable, considers qualified candidates who are best able to meet the skills matrix developed for the Board. The Corporate Governance and Nominating Committee takes into consideration the overall knowledge, experience, skills, expertise and diversity of the Board as a whole. The Company currently has nine directors, two of whom are women, representing 22% of the Board members. The Company has nominated eight persons for election as directors of the Company at the Meeting, one of whom is a women, representing 12.5% of those nominated. Currently the senior management team of the Company is comprised of three women, the Executive Vice President, Human Resources, the Senior Vice President, Finance and Treasury and the Corporate Legal Counsel and Corporate Secretary, representing 27% of the senior management team.

The Board has adopted a written Board Diversity Policy which seeks to increase diversity at the Board level. The Board Diversity Policy requires the Board and the Corporate Governance and Nominating Committee to consider the benefits of diversity and diversity of the Board members in reviewing Board composition and assessing effectiveness. It provides for an annual review of Board diversity as a whole and the level of representation of women on the Board as well as a review of any diversity initiatives established by the Board and progress in achieving them. The Company has not adopted specific targets or quotas in relation to the Board Diversity Policy.

The Company believes that equality and a commitment to diversity extends beyond the boardroom. With respect to its workforce, the Company considers it an equal opportunity employer and applies equal opportunity principles in compliance with applicable national and local requirements governing recruitment, employment and equal opportunities. The Company ensures that all job specifications, advertisements, application forms and contracts are gender neutral and non-discriminatory. Further, the Company applies its equal opportunity principles when recruiting and selecting staff; establishing employment terms and conditions; providing employee training; upholding the right of all employees to work in a supportive environment and providing opportunities to gain skills and develop competencies that enable them to pursue a fulfilling career; ensuring discriminatory practices or harassment is not tolerated and that any reported instances are formally investigated with appropriate disciplinary action taken; and expecting all employees, as a condition of employment, to contribute to a discrimination and harassment free work environment.

A women’s leadership group comprised of senior human resources management and representatives of the Company’s Canadian workforce has been established to facilitate and encourage initiatives to attract and retain women at its operations located in Canada and promote mentorship and knowledge transfer from senior employees.

Board Mandate

Each director of the Board is elected by the shareholders on an annual basis at the Company’s annual general meeting. Directors are deemed to have resigned from the Board on the date of the annual general meeting in each respective year. The Board has the authority to exercise all powers of the Company that are required by the OBCA or the articles of the Company. The Board is responsible for:

•

the oversight and review of the overall strategic planning process of the Company, including long-term strategies on operations, annual operating and capital plans, and consideration of short-term business opportunities;

•	identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

•	supervision of management, succession planning, including appointing, counselling and monitoring senior management;

•	the oversight and review of a communications policy for the Company to facilitate communications with regulators, exchanges and stakeholders;

•	the oversight and review of the integrity of the Company’s internal control and management information systems and its financial reporting;

•

approving all significant policies and procedures and monitor compliance and to take reasonable steps to ensure the Company operates at all times in accordance with the applicable laws and regulations, and to the highest ethical and moral standards;

•	the oversight and review of the integrity of operational and financial performance reporting system in accordance with the proper standards; and

•

acting honestly and in good faith and in the best interests of the Company, ensuring all legal requirements are met and managing and supervising the management of the affairs and business of the Company.

The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Health, Safety, Environment and CSR Committee and the Technical Committee.

A copy of the Board Mandate can be found on the Company’s website at www.klgold.com.

Orientation and Continuing Education

The Corporate Governance and Nominating Committee is responsible for ensuring that new directors are provided with an orientation and education program, which includes written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. Directors are expected to attend all meetings of the Board and are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. The Board notes that it has benefitted from the experience and knowledge of individual members of the Board in respect of the evolving governance regime and principles. The Board ensures that all directors are aware of changes in the Company’s operations and business on a regular basis, including invitations to tour the Company’s mine sites in both Canada and Australia.

The Board provides comprehensive information regarding the Company to new directors and continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand to meet their obligations as directors.

The Company also encourages senior management to participate in professional development programs and courses and supports management’s commitment to training and developing employees. Key areas of development and educational opportunities for senior management are identified during staff performance reviews conducted at least annually.

Corporate Governance Policies

Code of Conduct and Ethics

The Board has adopted a Code of Conduct and Ethics (the “Code”) for its directors, officers and employees. A copy of the Code is available for review on the Company’s website at www.klgold.com or may be obtained by request to the Corporate Legal Counsel and Corporate Secretary of the Company at jwagner@klgold.com.

The Code has been adopted by the Board and is monitored by the Corporate Governance and Nominating Committee and the Corporate Legal Counsel and Corporate Secretary. The Code embodies the commitment of the Company to conduct business in accordance with all applicable laws, rules and regulations and high ethical standards, and documents the principles of conduct and ethics to be followed by the Company and its employees, consultants, officers and directors in all countries in which the Company operates. Its purpose is to promote conduct that reflects honesty, integrity and impartiality that is beyond doubt, including the ethical handling of actual or apparent conflicts of interest. Those who violate the standards in the Code will be subject to disciplinary action, up to and including termination.

The Code provides that Corporate Secretary and executive management, and where applicable, the Corporate Governance and Nominating Committee is responsible for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of it.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and the rules concerning reporting conflicts of interest.

Whistleblower Policy

The Board has adopted a Whistleblower Policy which allows its directors, officers, consultants and employees who feel that a violation of the Code or the Company’s Anita-Bribery and Anti-Corruption Policy has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violations or concerns.

Any person with a concern as described above, may submit their concern directly to the Chair of the Audit Committee of the Company in writing, by email or through a Whistleblower Hotline, unless the concern pertains to the Audit Committee, in which case it will be made to the Chief Executive Officer. All reports may be made and will be treated on a confidential and anonymous basis. If an employee or consultant would like to discuss any matter with the Audit Committee, the employee or consultant should include this request in the submission as well as a telephone number at which he or she can be reached, should the Audit Committee deem such communication to be appropriate.

If the complaint does not involve accounting, financial reporting and disclosures, or compliance with the Code, the complaint will be forwarded by the Chair of the Audit Committee to the Chair of the Corporate Governance and Nominating Committee to handle such complaints in a manner which he or she deems appropriate.

Where possible and when determined to be appropriate by the Audit Committee, notice of any such corrective measures will be given to the person(s) who submitted the concern.

Executive Compensation Clawback Policy

The Board has adopted an executive compensation clawback policy, which allows the Board to require reimbursement of excess bonus and equity-based compensation paid or granted to the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and Executive Vice Presidents and other officers as may be designated by the Board in certain circumstances where the Company is required to restate its financial statements, the executive engaged in fraud or willful misconduct which caused or significantly contributed to the reason for the restatement, and the bonus and equity-based compensation paid to the executive would have been lower had it been based on the restated financial statements. The Board may delegate to the Compensation Committee determinations to be made or actions to be taken by the Board under the policy as circumstances may require.

Disclosure and Confidentiality Policy

The Board has adopted a Disclosure and Confidentiality Policy, which, among other things, ensures that the Company and all personnel to whom the policy applies, meet their obligations under the applicable TSX regulations and securities laws and understand their obligations to preserve confidentiality. In addition, management has established a Disclosure Committee to ensure that the disclosure made by the Company is accurate, complete and fairly presents the Company’s financial position and results of operations in all material respects and is made on a timely basis in accordance with applicable TSX regulations and securities laws. The Disclosure Committee is comprised of the CEO, CFO, COO, Corporate Legal Counsel and the Vice President, Investor Relations. Any disclosure relating to the operational and technical aspects of the Company’s mineral projects also requires the approval of the COO, Vice President, Technical Services, Vice President, Exploration, Canadian Operations, Vice President, Exploration, Australian Operations and any managers, as applicable.

Insider Trading Policy

The Company has adopted an Insider Trading Policy, which among other things, details when directors, officers and employees of the Company may not be engaged in trading in the securities of the Company.

Fitness for Duty

The Company recognizes that being under the influence of drugs or alcohol while at work poses serious safety and health risks, not only for the individual involved but for all those who work or come into contact with such individual. The Company believes that maintaining a drug and alcohol free workplace to minimize highway and workplace related accidents are crucial steps to ensuring its employees and the families and communities that depend on them, remain safe.

Copies of the above policies can be found on the Company’s website at www.klgold.com. A copy of the Code can also be accessed under the Company’s profile on SEDAR at www.sedar.com.

Board Committees

Compensation Committee

The Compensation Committee, which is comprised entirely of independent directors, is responsible for making recommendations to the Board relating to the compensation of the members of the Board, the Chief Executive Officer of the Company and other members of senior management of the Company.

The Compensation Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers and other members of senior management. The Compensation Committee ensures that the Company has an executive compensation program that is both motivational and competitive so that it will attract, retain and inspire performance of executive officers and senior management of a quality and nature that will enhance the sustainable profitability and growth of the Company.

The Compensation Committee reviews the compensation philosophy and guidelines for executive officers and members of senior management as well as for all employees, including annual salary and incentive policies and programs, and new benefit programs or amendments to existing benefit programs. The Compensation Committee will evaluate the performance of the CEO and other executive officers in light of the compensation philosophy and guidelines and set compensation levels with the input of the CEO where appropriate.

The Compensation Committee is comprised of Mr. Gill (Chair), Mr. Klassen and Mr. Parr, each of whom is an independent director of the Board. Each member of the Compensation Committee has experience relevant to his responsibilities as a Compensation Committee member.

Audit Committee

The Audit Committee, which is comprised entirely of independent directors, assists in the Board’s oversight of the integrity of the Company’s financial statements, the Company’s compliance with legal and regulatory requirements and the qualifications and independence of the Company’s auditors.

The Audit Committee is primarily responsible for: recommending to the Board the external auditor to be nominated for election by the shareholders at each annual meeting and negotiating the compensation of such external auditor; overseeing the work of the external auditor and the internal auditor; reviewing the Company’s annual and interim financial statements and management’s discussion and analysis before they are reviewed and approved by the Board and publicly disseminated by the Company; reviewing the Company’s financial reporting and financial control procedures to ensure adequate procedures are in place for the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described above; providing independent and objective monitoring of the Company’s internal controls procedures; providing a means of communication between the Board, management and the external auditor and internal auditor on matters relating to financial reporting; and ensuring compliance with all legal and regulatory requirements related to financial reporting and certain corporate governance policies, including but not limited to the Whistleblower Policy and the Code of Conduct and Ethics.

The Audit Committee is comprised of Mr. Parr (Chair), Mr. Klassen and Mr. Threlkeld, each of whom is an independent director of the Board and financially literate, as required by applicable securities legislation.

Further information regarding the Audit Committee is contained in the Company’s current annual information form, under the heading “Audit Committee”. A copy of the Audit Committee charter is attached to the annual information form as Schedule “A”. The Company’s annual information form is available under the Company’s profile on SEDAR at www.sedar.com.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee, which is comprised entirely of independent directors, is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company and for identifying and recommending individuals to the Board for nomination as members of the Board and its committees (other than the Corporate Governance and Nominating Committee). The Corporate Governance and Nominating Committee is responsible for reviewing with the Board, on a periodic basis, the requisite skills and characteristics of prospective Board members as well as the composition of the Board as a whole. This assessment includes a member’s contribution, independence, as well as diversity, age, skills and experience in the context of the needs of the Board. The Corporate Governance and Nominating Committee and the Board also consider a candidate’s experience and qualifications in areas including but not limited to, mining, financial reporting, capital markets, human resources, compensation, risk assessment, executive management, legal and corporate governance, compensation and public company stewardship. The Board seeks members who have skills and experiences in these areas and will amend the composition of the Board from time to time as considered necessary in order to ensure experience and skills from these areas are reflected on the Board.

The Corporate Governance and Nominating Committee’s responsibilities include oversight with respect to the Company’s overall approach to corporate governance, assisting the Board by identifying individuals qualified to become Board members and members of Board committees; overseeing policies and practices relating to shareholder engagement with the Board; overseeing orientation and education programs for new and existing Board members; reviewing annually the existing corporate governance policies and terms of reference for senior officers of the Company; monitoring and reviewing compliance with the Code; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.

The Corporate Governance and Nominating Committee is comprised of Mr. Threlkeld (Chair), Mr. Klassen and Ms. Klessig, each of whom is an independent director of the Board.

Health, Safety, Environment and Corporate Social Responsibility Committee

The Health, Safety, Environment and Corporate Social Responsibility Committee (the “HSE and CSR Committee”) reviews, investigates and monitors the sustainable development, environmental, health and safety and corporate social responsibility policies and activities of the Company on behalf of the Board. The HSE and CSR Committee will have access to such officers, employees and independent consultants as it considers necessary in order to perform its duties and responsibilities.

The HSE and CSR Committee’s responsibilities include supporting and reviewing management’s development of short and long term policies and standards with respect to sustainability, environmental, health and safety; corporate social responsibility, monitoring compliance with appropriate laws and legislation and with the Company’s policy; regularly reviewing environmental, health and safety reports and audits produced by management or third parties and considering the appropriateness of how the Company is addressing any issues identified; ensuring the Board is kept abreast of their responsibilities; and investigating, or causing to be investigated, any extraordinary negative environment, health and safety, or corporate social responsibility issues where appropriate, with appropriate oversight.

The HSE and CSR Committee is currently comprised of Mr. Olson (Chair), Ms. Bélanger, Ms. Klessig and Mr. Makuch. Each of Mr. Olson, Ms. Bélanger and Ms. Klessig are independent directors of the Board. Mr. Makuch, as the President and CEO of the Company, is not considered independent.

As Ms. Bélanger is not standing for re-election at the Meeting, following the Meeting it is expected the HSE and CSR Committee will be comprised of Mr. Olson (Chair), Ms. Klessig and Mr. Makuch.

Technical Committee

The Technical Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things: reviewing technical matters pertaining to the operation and development of the Company’s mineral properties and any expansion or development of such properties from a technical, financial and scheduling perspective; mine construction, operation, development and production; production plans; monitoring technical related risks; reviewing mineral reserves and mineral resources estimates and related disclosure; and approving technical reports.

The Technical Committee is currently comprised of Ms. Bélanger (Chair), Mr. Gill, Mr. Parr, Mr. Olson, and Mr. Makuch. Each of Ms. Bélanger, Mr. Gill, Mr. Parr and Mr. Olson are independent directors of the Board. Mr. Makuch, as the President and CEO of the Company, is not considered independent.

As Ms. Bélanger is not standing for re-election at the Meeting, following the Meeting it is expected the Technical Committee will be comprised of Mr. Gill, Mr. Parr, Mr. Olson, and Mr. Makuch.

Other Committees of the Board

Each of the committees noted above report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.

Assessments

The Corporate Governance and Nominating Committee is responsible for implementing an annual process for assessing the overall effectiveness of the Board as a whole. Directors are required to complete self-evaluations and to consider, among other things, the overall functioning and performance of the Board, the Company’s standing committees and oversight thereof, the operational oversight of the Board, review of management structure and succession issues, effectiveness of internal controls and financial reporting, ethics and compliance review and accountability. The Chair of the Board encourages discussion amongst the Board to evaluate the effectiveness of the Board, its committees and its individual directors. All directors are also encouraged to make suggestions for improvement of the practices of the Board at any time.

Director Term Limits

At the recommendation of the Corporate Governance and Nominating Committee, the Board has approved guidelines with respect to the term of individual non-executive directors in order to promote board renewal. Subject to extenuating circumstances, including ensuring that the Board does not lose particularly valuable expertise or “institutional memory”, a term limit of 7 years is considered appropriate for non-executive directors. The Corporate Governance and Nominating Committee will review these guidelines on an annual basis taking into consideration its responsibility to review, on a periodic basis, the requisite skills and characteristics of prospective Board members as well as the composition of the Board as a whole.

Loans to Directors

The Company does not make personal loans or extend credit to its directors or senior officers. There are no loans outstanding from the Company to any of its directors or senior officers.

REPORT ON EXECUTIVE COMPENSATION

The Company’s Statement of Executive Compensation, made in accordance with the requirements of Form 51-102F6 – Statement of Executive Compensation, is set forth below and contains information about the compensation paid to, or earned by, the Company’s CEO, CFO and the three most highly compensated executive officers of the Company earning more than $150,000 in total compensation during the year ended December 31, 2016 (the “NEOs”). During the year ended December 31, 2016, the NEOs were Anthony Makuch, President and Chief Executive Officer of the Company, Philip C. Yee, the Chief Financial Officer of the Company, Darren Hall, the Chief Operating Officer of the Company, Douglas B. Forster, the former President and Chief Executive Officer of Newmarket Gold, Robert Dufour, the former Chief Financial Officer of Newmarket Gold, Blayne Johnson, the former Executive Vice President of Newmarket Gold, and Paulo Santos, the former Treasurer and Corporate Secretary of Newmarket Gold.

Compensation Discussion and Analysis

The Company’s primary objective is building a sustainable mining company that is recognized as a safe and responsible gold producer while maximizing profitable gold production to increase shareholder value. To succeed in this, it is imperative that competitive compensation packages be provided to executive management to ensure that executives are appropriately retained and engaged to effectively manage, operate and grow the Company. The compensation philosophy of the Company looks to align compensation with the performance of Kirkland Lake Gold, taking into account its overall financial position, which ultimately aligns with the interests of shareholders. The goal is to motivate employees to achieve higher levels of performance which will ultimately result in greater value to shareholders.

Noting that the Company’s share price is heavily influenced by the price of gold, the Company balances its compensation program with rewards for the attainment of operational measures and risk management that are within the executive’s ability to influence. Following the year ended December 31, 2016, the newly constituted management team and Board formalized the process to establish various corporate objectives at the beginning of each year, against which annual performance incentive grants, in the form of cash based bonuses, will be measured. After reviewing the top priorities of the Company, the Compensation Committee established various operational and divisional or departmental objectives that are aligned with the key priorities for future success of the Company.

The compensation program of the Company places a significant emphasis on at risk compensation. This is achieved in the form of performance-based short term cash incentives, as well long-term incentives, which illustrates the Company’s strong focus on pay-for-performance. Compensation programs will continue to emphasize “pay for performance” with each individual’s short and long term compensation and career advancement dependent on both Company performance and individual performance, with the objective of increasing long term shareholder value. If the Company or the individual does not meet its objectives, awards will be adjusted in accordance with pre-established processes or as otherwise determined in the discretion of the Board.

Benchmarking

The market for executive talent is very competitive. As a result, the Compensation Committee believes it is appropriate to establish compensation levels which consider benchmarking against similar companies in order to gauge whether the Company’s compensation package is both reasonable and competitive.

The Company reviews its peer group annually to ensure its compensation practices are in keeping with good governance standards and appropriate based on its competitors. Other mining companies having similar operations are selected based on companies with whom Kirkland Lake Gold competes for executives and other talented professionals. These companies are referred to herein as the “Benchmark Group”.

For 2016 the Benchmark Group included the following criteria: (i) similar market capitalization of the Company; (ii) publicly traded mining companies with similar profile and complexity; (iii) precious metal mining; and (iv) widely held and trading on at least one major stock exchange.

Benchmark Group for 2016 Compensation
Alamos Gold Inc.	Richmont Mines Inc.
Silver Standard Resources Inc.	Wesdome Gold Mines Ltd.
Detour Gold Corporation	Primero Mining Corp.

TSR Comparator Group

Under the Short Term Incentive Plan, total shareholder return (“TSR”) is a key performance indicator which forms a part of the total short term incentive bonus paid to executives. Under the Long Term Incentive Plan, PSUs are granted to NEOs and total payout of the award is based on achievement of TSR compared to the total shareholder return of our comparator companies trading on the S&P/TSX Global Gold Index (or such replacement or equivalent sub index as may exist from time to time).

For 2016, the Compensation Committee reviewed 44 companies which formed part of the S&P/TSX Global Gold Index as at December 31, 2016. Excluding: (i) issuers without a TSX listing; (ii) royalty companies; (iii) companies with a market capitalization of over $3 billion and; (iv) companies with a market capitalization below $1 billion, a TSR comparator subgroup was identified (the “TSR Comparator Group”). The TSR Comparator Group included:

TSR Comparator Group
IAMGold Corporation	Endeavour Mining Corporation	Semafo Inc.
Klondex Mines Ltd.	Detour Gold Corporation	NovaGold Resources Inc.
Guyana Goldfields Inc.	Silver Standard Resources Inc.	Eldorado Gold Corporation
Torex Gold Resources Inc.	Pretium Resources Inc.	Centerra Gold Inc.
OceanaGold Corporation	New Gold Inc.	China Gold International Resources Corp. Ltd.

For 2016, the Compensation Committee compared and reviewed the performance of the Company against both the Benchmark Group and the TSR Comparator Group for the purpose of considering the 2016 short term incentive bonus. No PSUs were vested to any member of the existing management team during the year ended December 31, 2016.

How Executive Compensation is Determined

The Compensation Committee relies on the experience of its members in assessing compensation levels. The purpose of the Compensation Committee’s deliberation process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

•	identify and understand any gaps that may exist between the Company’s compensation rates and compensation paid by other companies; and

•	establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Board’s approval.

The Compensation Committee is supported by the executive officers of the Company, who provide the data and analyses to support decision making. In establishing policies covering base salaries, benefits, annual bonuses and long term incentive plans, the Compensation Committee takes into consideration the recommendations of management, and, where applicable, the recommendations of the CEO.

In addition, the Compensation Committee may retain external independent governance and compensation consultants to ensure compensation strategies of the Company are in line with best governance practices. The Compensation Committee will take into consideration data and analyses which have been reviewed and recommended by such consultants. During the year ended 2016, Newmarket Gold engaged an independent party, Meridian Compensation Partners LLP to review compensation for a sample of its executive officers and senior management and compared it to market data. The report assessed the competiveness of Newmarket Gold’s executive compensation and also provided information on peer group pay mix (fixed, short-term and long-term incentives) and long-term incentive vehicles used. Subsequent to the year ended 2016, the Company engaged Kingsdale Advisory Services to provide an assessment and review of the Company’s proposed Incentive Plans and corporate governance practices.

When making compensation recommendations for NEOs, the Compensation Committee considers factors beyond market data. Based on input from management and external corporate governance consultants, as applicable, the Compensation Committee also considers the individual’s performance, tenure and experience, the overall performance of the Company, any retention concerns, the individual’s historical compensation and the compensation of the individual’s peers in the industry. There is no mandatory framework that determines which of these additional factors may be more or less important, and the emphasis placed on any of these additional factors may vary among the Compensation Committee members.

In considering remuneration for executives other than the CEO, the CEO sets executive compensation within the executive compensation philosophy framework with oversight provided by the Compensation Committee, where applicable. The Compensation Committee makes all decisions regarding the CEO’s compensation in camera, without the presence of management.

The Compensation Committee meets both with and without the presence of the executive management team. The Chair of the Compensation Committee sets the agenda for each meeting, in consultation with management representatives and other committee members, and provides regular reports to the Board regarding actions and discussion at Compensation Committee meetings.

Compensation Surveys

In addition to annual surveys of companies within the comparator group noted above, the Company relies on surveys prepared by independent consultants to ensure the Company’s compensation program provides competitive compensation opportunities for its executive officers while satisfying its compensation philosophy and objectives.

Objectives of Executive Compensation

The Company’s executive compensation strategy is intended to support the Company’s business and financial objectives and is designed to attract, motivate and retain executives while aligning their interests with both the short and long term interests of shareholders. In order to accomplish this, the Company has developed a comprehensive compensation strategy with the following goals:

•	Provide compensation levels competitive with compensation levels at comparator group companies in the mining industry;

•	Link executive compensation to corporate performance and the creation of shareholder value;

•	Reward achievement of corporate and individual performance objections; and

•	Promote internal equity and disciplined assessment of performance.

Prior to completion of the Arrangement in November 2016, compensation packages for the former Newmarket Gold executives consisted of cash compensation in the form of base salary, short term incentives in the form of cash bonus referred to as the annual incentive plan (“AIP”), participation in the Stock Option Plan and share incentive plan (the “Newmarket Share Incentive Plan”), and participation in the Newmarket Gold benefits plan.

The AIP program provided for annual incentive payments to employees conditional on the achievement of Company-wide, site and individual performance. Bonus payments were assessed using a balanced scorecard which included financial, operational and sustainability metrics and other individual performance objectives and job specific assessment criteria.

Following the completion of the Arrangement, the Company further strengthened the compensation strategy by implementing the Long Term Incentive Plan for executive directors, officers and employees of the Company which allows the Board and/or Compensation Committee to issue PSUs and RSUs to its executive directors, officers, employees and consultants; and by implementing the DSU Plan which allows the Board and/or Compensation Committee to issue DSUs to the independent directors of the Board. In addition, the Company further strengthened its cash-based short term incentive plan for 2017 by including additional operational and departmental target weightings to enhance overall performance metrics as set out under the heading “Executive Compensation – Short Term Incentives” below.

The purpose of the Stock Option Plan and the Long Term Incentive Plan (collectively, the “Incentive Plans”) is to: (i) promote accountability and provide significant alignment between eligible participants and the growth objectives of the Company; (ii) associate a portion of the participant’s compensation with the performance of the Company over the long term; and (iii) to attract and retain critical directors and employees of the Company.

Elements of Executive Compensation

The current executive compensation program contains three basic elements, as described in more detail below:

Element of Compensation	Purpose	Element “At- Risk” or “Fixed”
Base Salary

Fixed salaries are designed to measure and compare to compensation offered by competitors and are designed to remain competitive with competitors. This provides the basis to determine other elements of compensation and compensatory benefits.

Fixed
Short-Term Incentives

Annual incentives are tied to performance and are paid at the discretion of the Board based on a number of factors, including health and safety, financial and operating performance of the Company as well as personal performance within a one year time horizon. Each executive has a target annual bonus (% of salary) and payout range between 0% to a maximum of 200% of target, depending on the individual. Payouts are determined on the basis of a combination of both individual and corporate performance.

At-Risk
Long-Term Equity

Stock options, performance share units, and restricted share units are a variable element of compensation intended to provide additional incentive to the NEOs to achieve sustained, long-term profitability and increases in stock value. Long term incentives encourage executives to focus on consistent value creation over the longer term (3 to 5 years). Equity grants fully align interests of executives with long-term interests of shareholders.

At-Risk

Components of Executive Compensation

Base Salary

The base salary for each NEO is based on an assessment of factors such as:

•	current competitive market conditions;

•	level of experience and performance of the executive officer;

•	compensation levels within the Benchmark Group; and

•	particular skills of the NEOs, such as leadership ability and management effectiveness, responsibility and proven or expected performance of the particular individual.

The Compensation Committee uses this assessment to recommend to the base salaries for each of the CEO and the CFO. The Board, upon recommendation of the Compensation Committee, sets the base salary of the CEO, and, upon recommendation of the Compensation Committee and CEO, sets the base salary of the CFO. In determining the base salary of an NEO, the Board considers the recommendations made by the CEO and the Compensation Committee, the particular responsibilities related to the position, the experience level of the NEO, his or her past performance at the Company, budgetary guidelines and other internally generated planning and forecasting tools. Base salaries are reviewed annually and may be adjusted based on changes within the competitive market, individual performance or to reflect additional responsibilities.

Short-Term Incentives (Annual Performance-Based Cash Incentives)

Annual performance-based cash incentives are a variable component of compensation designed to reward the Company’s executive officers for maximizing annual operating performance. The NEOs are eligible for annual performance-based cash incentives based on a consideration of factors including: achievement of production goals, health and safety, environmental, performance against budget, expense control, exploration and development, the NEO's performance and other exceptional or unexpected factors. These and other relevant factors are given varying degrees of weight depending on the relevance of the factors to the particular NEO.

Any short-term incentives paid to NEOs are entirely within the discretion of the Board, following recommendations by the CEO and the Compensation Committee.

The annual performance incentive is a short term element of compensation which is linked to the overall goal of creating shareholder value. This target incentive is set out as a percentage of base salary and reflects the significance of the individual’s position and level of responsibility. The target short term incentive plan awards range from 50% to 100% of base salary, however, actual payout can range from between 0% to 200% of target for “stretch” objectives. For 2016, all payouts are weighted on achievement of corporate and individual objectives as follows:

2016	Target Short Term Incentive Award % of Base Salary	Weighting for Corporate Objectives	Weighting for Individual Objectives
President and CEO	100%	80%	20%
Chief Operating Officer	80%	80%	20%
Chief Financial Officer	65%	80%	20%
Executive Vice Presidents	50%	80%	20%
Vice Presidents	50%	80%	20%

Corporate objectives for the year ended December 31, 2016 included: (i) TSR; (ii) total reportable injury frequency rates; (iii) environmental reportable incidents; (iv) costs (which include cash costs per ounce of gold sold and all-in cash costs per ounce of gold sold); (iv) production (based on ounces of gold sold and tons milled); (v) and exploration results. Individual strategic objectives for 2016 were set to ensure that executives proactively recognize and respond to various circumstances throughout the year. In addition, executives are individually assessed in order to recognize individual contributions that add value and address priorities in the best interest of the Company and to acknowledge those who exceed expectations. Individual strategic objectives for 2016 included, but were not limited to, the successful integration of St Andrew Goldfields, the Arrangement with Newmarket Gold, and the development of an integrated 2017 budget and new capital processes to reflect the acquisitions completed in 2016.

To promote further accountability and results for each individual department within the executive management group, for 2017, on the recommendation of the Compensation Committee, the Board has implemented a revised short term incentive plan which includes specific weightings to be attributed based on departmental success, in addition to the corporate objectives summarized above.

2017	Target Short Term Incentive Award % of Base Salary	Weighting for Corporate Objectives	Weighting for Operation Objectives	Weighting for Division/Department Objectives	Weighting for Individual Objectives
President and CEO	100%	40%	20%	n/a	40%
COO	80%	30%	25%	25%	20%
CFO	65%	30%	20%	30%	20%
EVPs and VPs	50%	30%	20%	30%	20%

Long-Term Equity

The Compensation Committee believes that granting Options, Performance Share Units and Restricted Share Units to key personnel encourages retention and more closely aligns the interests of management with the interests of shareholders. The inclusion of Options, Performance Share Units and Restricted Share Units in compensation packages allows the Company to compensate employees without drawing on cash resources. The number of Options, Performance Share Units and Restricted Share Units to be granted is based on the relative contribution and involvement of the individual, taking into consideration previous Options, Performance Share Units and Restricted Share Units grants.

(a)	Stock Option Plan

Under the proposed amended Stock Option Plan, grants will be made on a case by case basis with an exercise price set as the market price of the underlying Common Shares, which is calculated as the greater of the: (i) closing price of the Common Shares on the TSX on the day preceding the date of grant; and (ii) the volume weighted average share price for the five trading days preceding the date of grant. The vesting schedule for Options is generally as follows: ¼ of the Options granted vest on the date of grant, and the first, second and third anniversaries of the date of grant. The term for exercising Options is 5 years.

The number and value of Options granted to each executive is reviewed by the Committee and approved by the Board.

During the year ended December 31, 2016 the Company did not grant any stock options to NEO’s other than Options granted to the former management team of Newmarket Gold under the Stock Option Plan. Current members of management, other than Mr. Darren Hall, did not receive any stock options during 2016.

(b)	Performance Share Units

PSUs are intended to increase the alignment of executive risks and rewards by our total shareholder return relative to our peer group. Under the Long Term Incentive Plan, participants are eligible for PSU grants on an annual basis, subject to Board approval.

The number of PSUs granted to the NEOs is based on a target award as a percentage of salary divided by the volume weighted average share price for the five trading days preceding the date of grant. PSUs vest on the date on which the performance period ends. The number of PSUs that vest is based on the achievement of the TSR comparator group as measured over a three-year performance period ending December 31. The number of PSUs that vest of the performance period ranges from 0% to 200% of the initial grant, depending on the relative performance achieved. PSUs are to be paid out in cash to the participant or, upon the receipt of the requisite shareholder and regulatory approval and at the discretion of the Board, may be paid out in Common Shares issued from treasury or some combination thereof. The performance payout is determined as follows:

Percentile	Payout Factor
Above the 95th percentile	2.00
Above the 90th percentile	1.50
Above the 80th percentile	1.25
Between the 40th to the 80th percentile	1.00
Between the 25th to the 40th percentile	0.50
Below the 25th percentile	Nil

(c)	Restricted Share Units

Under the Long Term Incentive Plan, participants are eligible for RSU grants on an annual basis, subject to Board approval.

The number of RSUs granted to the NEOs is based on a target award as a percentage of salary divided by the volume weighted average share price for the five trading days preceding the date of grant. RSUs vest on the date on which the performance period ends, which is generally three years from the date of grant. On the vesting date, the participant will be entitled to receive a payment in cash, or subject to the receipt of the requisite shareholder and regulatory approval and at the discretion of the Board, an issuance of Common Shares from treasury or some combination thereof based on the market price of the Common Shares on the date of vesting multiplied by the number of RSUs held. The market price used to determine any payment on date of vesting shall be the five day volume weighted average trading price of the Common Shares ending on the last trading date immediately before the date of vesting.

Benefits and Perquisites

Kirkland Lake Gold provides competitive benefits and perquisites to executives to aid in the attraction and retention of highly qualified executives. In addition, certain executives are provided with monthly car allowances. Medical, dental and disability benefits are provided on the same basis as they are to all full-time employees. In addition, the Company makes payments to a deferred profit sharing plan (“DPSP”) in an amount equal to a maximum of 5% of the eligible executive’s annual salary.

Compensation Risk Oversight and Assessment

The Company has engaged external consultants to conduct a review of certain risks associated with its compensation policies and believes the current structure of the Company’s executive compensation arrangements is focused on long-term value and is designed to correlate to the long-term performance of the Company, which includes, but is not limited to, performance of its share price. The Board is of the view that using measurable production targets and having a cap within the annual incentive plan inherently incentivizes the Company’s employees to create long-term, sustainable value for shareholders while managing compensation risk. Further, the Board is looking to strengthen its current structure of executive and director compensation through the Incentive Plans which will serve to further align shareholder value in keeping with the long-term performance of the Company while providing additional flexibility to address any compensation-related risks.

Financial Instruments

The Company does not currently have a policy that restricts directors or NEOs from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of the Company as of the date of hereof, no director or NEO of the Company has participated in the purchase of such financial instruments.

Organizational Strengths

The executive management team of the Company is committed to delivering on its corporate strategy, improving financial performance and creating long-term Shareholder value. The Company believes it is well positioned to build value based on the following key strengths:

•

Management has demonstrated the ability to complete and integrate strategic transactions, as evidenced by the acquisition of St Andrew Goldfields completed in January 2016 and the merger with Newmarket Gold completed in November 2016;

•	The Company generates cash flow from its operations that it uses to fund growth through acquisition and the exploration and development of further projects;

•	The Company maintains a diversified project portfolio with operating mines in world class mining jurisdictions of Canada and Australia;

•	The Company has a strong balance sheet that is well positioned to develop projects and make strategic acquisitions, with cash and cash equivalents of US$234.9 million as at December 31, 2016; and

•	The Board and management team have proven commercial, exploration, development and operating experience.

Performance Graph

The following graph compares and tracks the effect of $100 invested in common shares of Crocodile Gold, a predecessor of the Company, on January 1, 2012 against a total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Gold Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

	2011	2012	2013	2014	2015	2016
Kirkland Lake Gold Ltd.(1)	100.00	61.59	23.08	27.88	63.76	641.24
S&P/TSX Composite Index	100.00	107.19	121.11	133.90	122.76	148.64
S&P/TSX Gold Index	100.00	86.12	48.25	43.11	37.49	55.40

Note:

(1)

Share data for 2011,2012, 2013 and 2014 is for Crocodile Gold, a predecessor of the Company. Share data for 2015 is for Newmarket Gold and accounts for the exchange ratio under the Crocodile Arrangement. Share data for 2016 is for Kirkland Lake Gold and accounts for the Consolidation.

In 2012, executive compensation at Crocodile Gold increased while shareholder value decreased, which was reflective of the need to attract new management in a competitive environment for skilled professionals, the board’s desire to continue to reward the named executive officers’ loyalty and continued efforts in the face of operational challenges, the completion of a take-over bid (the “Take-over Bid”) by the major shareholder on February 8, 2012 which resulted in various one-time payments to the named executive officers, and the acquisition of two further operating mine sites in May 2012. In addition, a portion of the compensation paid to management and directors of the Crocodile Gold was paid in stock options and as such, the value of the compensation was directly related to the stock performance of the Company.

In 2013, shareholder value and executive compensation decreased; however, the executive compensation amount was not proportionate to shareholder value given the board’s desire to continue to reward the named executive officers’ loyalty and continued efforts in the face of operational challenges and difficult markets.

In 2014, shareholder value remained steady and executive compensation increased, as a result of compensation paid to management and directors of Crocodile Gold being paid in stock options and the value of the compensation was directly related to the stock performance of Crocodile Gold. In addition, executive cash compensation was stable from the prior periods due to agreements that were entered into with the Crocodile Gold named executive officers.

In 2015, as a result of the completion of the Crocodile Arrangement, Newmarket Gold took the opportunity to review its policies with Meridian Compensation Partners LLP and consider the appropriateness of its compensation package in comparison to its peer group in Canada and create a new baseline for the newly amalgamated company, Newmarket Gold Inc.

In 2016, Newmarket Gold and Old Kirkland Lake Gold completed the Arrangement and the Company completed the Consolidation. The Company’s executive compensation strategy is designed to align the Company’s interests with both the short and long term interests of shareholders. The Company has developed a comprehensive compensation strategy with the following goals: (i) providing compensation levels that are competitive with comparator group companies in the mining industry; (ii) linking executive compensation to corporate performance and the creation of shareholder value, including through at-risk compensation; (iii) rewarding achievement of corporate and individual performance objections; and (iv) promoting internal equity and disciplined assessment of performance.

Summary Compensation Table

The following table provides information regarding compensation earned by the NEOs for the years ended December 31, 2016, December 31, 2015 and December 31, 2014.

Non-equity incentive
plan compensation
($)
			Share-	Option-		Long-
Name and			based	based	Annual	term	Pension	All other	Total
principal		Salary or	awards	awards	incentive	incentive	Value	compensation	compensation
position	Year	Fee ($)	($)	($)(3)	plans(4)	plans	($)	($)(5)	($)
Anthony P. Makuch(1) President and Chief Executive Officer	2016	374,516(1)	1,296,009(2)	Nil	580,500	Nil	Nil	20,122	2,271,147
	2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Philip C. Yee Chief Financial Officer	2016	28,333(6)	Nil	Nil	54,286	Nil	Nil	2,626	85,245
	2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Darren Hall(7) Chief Operating Officer and Former Chief Operating Officer of Newmarket Gold	2106	394,160	92,750(8)	153,088	343,000	Nil	Nil	900,556(9)	1,883,554
	2015	11,200	122,000(8)	241,600	Nil	Nil	Nil	Nil	374,800
	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

					Non-equity incentive
					plan compensation
					($)
			Share-	Option-		Long-
Name and			based	based	Annual	term	Pension	All other	Total
principal		Salary or	awards	awards	incentive	incentive	Value	compensation	compensation
position	Year	Fee ($)	($)	($)(3)	plans(4)	plans	($)	($)(5)	($)
Douglas B. Forster(10) Former President and Chief Executive Officer of Newmarket Gold	2016	331,819	185,500(8)	785,200	441,533	Nil	N/A	2,038,300(11)	3,782,352
	2015	292,500	427,000(8)	Nil	121,125	Nil	N/A	Nil	1,625,825
	2014	250,000	Nil	Nil	Nil	N/A	N/A	Nil	250,000
Robert Dufour(12) Former Chief Financial Officer of Newmarket Gold	2016	285,177	92,750(8)	153,088	205,641	N/A	N/A	643,250(13)	1,379,906
	2015	265,000	82,960(8)	137,712	62,938	N/A	N/A	265,000(14)	813,610
	2014	253,005	18,200(8)	40,709	38,866	N/A	N/A	Nil	350,780
Blayne Johnson(15) Former Executive Vice President of Newmarket Gold	2016	273,504	185,500(8)	Nil	205,641	N/A	N/A	1,612,925(16)	2,277,570
	2015	244,889	366,000(8)	513,400	62,938	N/A	N/A	Nil	1,187,227
	2014	225,000	Nil	Nil	Nil	N/A	N/A	Nil	225,000
Paulo Santos(17) Former Treasurer and Corporate Secretary of Newmarket Gold	2016	195,124	92,750(8)	153,088	66,811	N/A	N/A	184,500(18)	692,273
	2015	129,333	15,250(8)	90,600	21,375	N/A	N/A	Nil	256,558
	2014	63,000	Nil	Nil	Nil	N/A	N/A	Nil	63,000

Notes:

(1)

Mr. Makuch was appointed as the President and Chief Executive Officer of the Company on November 30, 2016 in connection with the Arrangement. Mr. Mackuch was appointed as the President and Chief Executive Officer of Old Kirkland Lake Gold effective July 18, 2016. The amount disclosed includes $67,500 paid to Mr. Makuch for the month of December 2016, in his role as the President and Chief Executive Officer of the Company and $307,016 paid to Mr. Makuch for the period from July 18, 2016 to November 30, 2016, in his role as the President and Chief Executive Officer of Old Kirkland Lake Gold.

(2)

The figures represent the fair value of the Old Kirkland Lake Gold restricted share units and performance share units that were issued under the Old Kirkland Lake Gold Omnibus Incentive Plan using the grant date fair value on August 8, 2016 which was $11.07 per restricted share unit and $11.07 per performance share unit.

(3)

Based on grant date fair value of the options, which is calculated using the Black-Scholes model. The Black-Scholes model was selected as it is a widely used financial method to determining fair prices of options. The assumptions used in the calculation of the fair value of options granted in 2016 include volatility of 66%, expected life of 5 years, dividend yield of 0%, and risk free interest rate risk of 0.58%. The assumptions used in the calculation of the fair value for options granted in 2015 include a volatility of 63%, expected life of 5 years, dividend yield of 0%, and risk free interest rate risk of 0.66%.

(4)

Relates to short term annual incentives paid as cash bonuses relating to the year ended December 31, 2016. Short term incentive cash awards payable to Mr. Makuch and Mr. Yee were calculated in accordance with the Old Kirkland Lake Gold short term incentive plan and are prorated for the months of employment with Old Kirkland Lake Gold and the Company and paid in April 2017. Short term incentive cash awards payable to Mr. Hall were calculated in accordance with the Newmarket Gold AIP for 2016. Short term incentive cash awards paid to the former management team of Newmarket Gold, being Messrs. Forster, Dufour, Johnson and Santos were paid in accordance with the Newmarket Gold AIP on November 30, 2016, on closing of the Arrangement.

(5)

Included in this amount are amounts paid by the Company pursuant to its benefits, health and medical insurance plans and a vehicle allowance fee which is paid as part of the Company’s executive perquisite plan. Included in this amount for Mr. Makuch is a $10,000 signing bonus paid to Mr. Makuch by Old Kirkland Lake Gold.

(6)

Mr. Yee was appointed as the Chief Financial Officer of the Company on November 30, 2016 in connection with the Arrangement. The amount disclosed is Mr. Yee’s compensation for the month of December 2016.

(7)	Mr. Hall was appointed Chief Operating Officer of Newmarket Gold effective December 7, 2015, and continued as Chief Operating Officer of the Company in connection with the Arrangement.
(8)

The figures represent the fair value of the Newmarket Gold performance share units (“Newmarket Share Units”) granted during each of the calendar years noted. For amounts shown in 2016, the weighted average grant date fair value was $7.81 per unit on a post consolidated basis following the completion of the Arrangement. For amounts shown in 2015, the fair value was $1.28 per unit. All of the Newmarket Share Units granted under the Newmarket Share Unit Plan (as defined below) vested on November 30, 2016. Eligible holders have until November 30, 2017 to exercise the Newmarket Share Units to receive Common Shares. For amounts in 2014, values have been calculated using the grant date fair value of shares granted under the Crocodile Gold bonus share plan. The figures represent the value of bonus shares granted on December 23, 2014 (grant date fair value of $0.13 per bonus share).

(9)	Relates to a change of control payment of $788,320 paid in connection with the Arrangement and superannuation contributions of $112,236.
(10)	Mr. Forester resigned as the President and Chief Executive Officer of Newmarket Gold on November 30, 2016 in connection with the Arrangement.
(11)	Relates to a termination payment of $697,000 and a bonus payment of $1,341,300 (US$1,000,000) paid in connection with the Arrangement.
(12)	Mr. Dufour resigned as the Chief Financial Officer of Newmarket Gold on November 30, 2016 in connection with the Arrangement.
(13)	Relates to a termination payment of $543,250 paid in connection with the Arrangement and a bonus payment of $100,000 owed in connection with the Crocodile Arrangement.
(14)	Pursuant to the terms of the Crocodile Arrangement, Mr. Dufour received a retention bonus.
(15)	Mr. Johnson resigned as the Executive Vice President of Newmarket Gold on November 30, 2016 in connection with the Arrangement.
(16)	Relates to a termination payment of $271,625 and a bonus payment of $1,341,300 (US$1,000,000) paid in connection with the Arrangement.
(17)	Mr. Santos resigned as the Treasurer and Corporate Secretary of Newmarket Gold on November 30, 2016 in connection with the Arrangement.

(18)	Relates to a change of control payment paid in connection with the Arrangement.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table provides information regarding all incentive plan awards for each NEO outstanding as of December 31, 2016.

	Option-based Awards				Share-based Awards
						Market or
						payout	Market or
					Number of	value of	payout value
	Number of				shares or	share-	of vested
	securities			Value of	units of	based	share-based
	underlying	Option		unexercised	shares	awards that	awards not
	unexercised	exercise	Option expiration	in-the-money	that have	have not	paid out or
Name	options	price	date	options	not vested	vested	distributed
	(#)	($)		($)(4)	(#)	($)(6)	($)
Anthony P. Makuch(11) President and Chief Executive Officer	Nil	N/A	N/A	N/A	Nil	821,859(5)	N/A
Philip C. Yee(12) Chief Financial Officer	Nil	N/A	N/A	N/A	Nil	N/A	N/A
Darren Hall(13) Chief Operating Officer and Former Chief Operating Officer of Newmarket Gold	190,000(3) 35,625(3)	3.12 7.81	November 30, 2017 November 30, 2017	741,000 Nil	Nil	N/A	83,363(7)
Douglas B. Forster(11) Former President and Chief Executive Officer of Newmarket Gold	28,500(1) 617,500(3)	2.11 3.16	November 30, 2017 November 30, 2017	139,935 2,383,550	Nil	N/A	2,500,875(8)
Robert Dufour(12) Former Chief Financial Officer of Newmarket Gold	18,373(2)	3.21	July 9, 2017	70,001	Nil	N/A	N/A
	64,163(2)	0.86	November 30, 2017	395,244
	38,497(2)	1.11	November 30, 2017	227,517
	108,300(3)	3.16	November 30, 2017	418,038
	35,625(3)	7.81	November 30, 2017	Nil
Blayne Johnson(14) Former Executive Vice President of Newmarket Gold	28,500(1) 403,750(3)	2.11 3.16	November 30, 2017 November 30, 2017	139,935 1,558,475	Nil	N/A	2,167,425(9)
Paulo Santos(15) Former Treasurer and Corporate Secretary of Newmarket Gold	9,500(1)	2.11	November 30, 2017	46,645
	71,250(3)	3.16	November 30, 2017	275,025	Nil	N/A	166,725(10)
	35,625(3)	7.81	November 30, 2017	Nil

Notes:

(1)

These options were granted under and continue to be governed by and subject to the terms of the Old Newmarket Stock Option Plan in accordance with the terms of the Crocodile Arrangement. These options were fully vested as at December 31, 2015. Following the completion of the Crocodile Arrangement, no further options can be granted under the Old Newmarket Stock Option Plan.

(2)

These options were granted under and continue to be governed by and subject to the terms of the Crocodile Gold Stock Option Plan in accordance with the terms of the Crocodile Arrangement. These options were fully vested as at December 31, 2015. Following the completion of the Crocodile Arrangement, no further options can be granted under the Crocodile Gold Stock Option Plan.

(3)

These Options were granted under and are governed by and subject to the Stock Option Plan. These Options were fully vested on November 30, 2016 in connection with the Arrangement and are exercisable until November 30, 2017.

(4)

Based on the difference in value between the exercise price of the options and the closing price of the Common Shares on the TSX as at the close of business on December 30, 2016, being $7.02 (the “Closing Price”). No value is attributable to options that are not in-the-money as at December 30, 2016.

(5)

Share-based awards granted to Mr. Makuch are comprised of 58,537 Old Kirkland Lake Gold restricted share units and 58,537 Old Kirkland Lake Gold performance share units which were granted pursuant to the Old Kirkland Lake Gold Omnibus Plan and are calculated based on the Closing Price. These awards vest in full on December 31, 2018.

(6)	Calculated based on the closing price of the Common Shares on the TSX on December 30, 2016, being $7.02.
(7)	Based on 11,875 Newmarket Share Units.
(8)	Based on 356,250 Newmarket Share Units.
(9)	Based on 308,750 Newmarket Share Units.
(10)	Based on 23,750 Newmarket Share Units.
(11)

Mr. Makuch was appointed as the President and Chief Executive Officer of the Company on November 30, 2016 in connection with the Arrangement, following the resignation of Mr. Forster effective November 30, 2016. Mr. Makuch was appointed as the President and Chief Executive Officer of Old Kirkland Lake Gold effective July 18, 2016.

(12)	Mr. Yee was appointed as the Chief Financial Officer of the Company on November 30, 2016 in connection with the Arrangement, following the resignation of Mr. Dufour effective November 30, 2016.
(13)	Mr. Hall was appointed Chief Operating Officer of Newmarket Gold effective December 7, 2015, and continued as Chief Operating Officer of the Company in connection with the Arrangement.
(14)	Mr. Johnson resigned as the Executive Vice President of Newmarket Gold on November 30, 2016 in connection with the Arrangement.
(15)	Mr. Santos resigned as the Treasurer and Corporate Secretary of Newmarket Gold on November 30, 2016 in connection with the Arrangement.

Value Vested or Earned During the Year

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each NEO for the year ended December 31, 2016.

			Non-Equity Incentive Plan
	Option-based Awards – Value	Share-based Awards – Value	Compensation – Value
Name	vested during the year	vested during the year	earned during the year
	($)(1)	($)(2)	($)
Anthony P. Makuch(3) President and Chief Executive Officer	N/A	N/A	580,500
Philip C. Yee(4) Chief Financial Officer	N/A	N/A	54,286
Darren Hall(5) Chief Operating Officer and Former Chief Operating Officer of Newmarket Gold	655,368	1,978,588	343,000
Douglas B. Forster(6) Former President and Chief Executive Officer of Newmarket Gold	2,806,700	2,382,175	441,533
Robert Dufour(7) Former Chief Financial Officer of Newmarket Gold	492,252	516,988	205,641
Blayne Johnson(8) Former Executive Vice President of Newmarket Gold	1,835,150	2,067,175	205,641
Paulo Santos(9) Former Treasurer and Corporate Secretary of Newmarket Gold	323,850	167,338	66,811

Notes:

(1)

The value is based on the number of Options that vested during the year pursuant to the Stock Option Plan and calculated based on the difference between the market price of the Common Shares on the TSX on the vesting date and the exercise price of the Options. On November 30, 2016, all of the Options vested in accordance with the terms of the Arrangement.

(2)

The value is based on the number of the Newmarket Share Units that vested during the year pursuant to the Newmarket Share Unit Plan, multiplied by the market price of the Common Shares on the TSX on the date of vesting. On November 30, 2016, all of the Newmarket Share Units vested in accordance with the terms of the Arrangement.

(3)

Mr. Makuch was appointed as the President and Chief Executive Officer of the Company on November 30, 2016 in connection with the Arrangement. Mr. Makuch was appointed as the President and Chief Executive Officer of Old Kirkland Lake Gold effective July 18, 2016.

(4)	Mr. Yee was appointed as the Chief Financial Officer of the Company on November 30, 2016 in connection with the Arrangement.
(5)	Mr. Hall was appointed Chief Operating Officer of Newmarket Gold effective December 7, 2015 and continued as Chief Operating Officer of the Company in connection with the Arrangement.
(6)	Mr. Forster resigned as the President and Chief Executive Officer of Newmarket Gold on November 30, 2016 in connection with the Arrangement.
(7)	Mr. Dufour resigned as the Chief Financial Officer of Newmarket Gold on November 30, 2016 in connection with the Arrangement.
(8)	Mr. Johnson resigned as the Executive Vice President of Newmarket Gold on November 30, 2016 in connection with the Arrangement.
(9)	Mr. Santos resigned as the Treasurer and Corporate Secretary of Newmarket Gold on November 30, 2016 in connection with the Arrangement.

Pension Plan Benefits

The Company does not have a defined pension plan and does not provide any pension plan benefits.

Termination and Change of Control Benefits

The Company has entered into employment agreements with certain of the NEOs which remain in effect as of the date hereof. For the purpose of the following:

“Change of Control” means the occurrence of any one or more of the following events:

(i)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its affiliates and other Company or other entity, as a result of which the holders of shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor company after completion of the transaction;

(ii)

any person, entity of group of persons of entities acting jointly or in concert (an “ Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of voting securities of the Company which, when added to the voting securities owned of record of beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror and/or affiliates of the Acquiror (as such terms are defined in the OBCA) to cast or to direct the casting of 50% or more of the votes attached to all of the Company’s outstanding voting securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors);

(iii)

the Company shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more subsidiaries of the Company shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (A) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Company and the subsidiaries thereof as at the end of the most recently completed financial year of the Company or (B) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company and the subsidiaries thereof, to any person or group of persons (other than one or more subsidiaries of the Company), in which case the Change of Control shall be deemed to occur on the date of the transfer of the property of assets representing one dollar more than 50% of the consolidated assets in the case of clause (A) or 50% of the consolidated operating income or cash flow in the case of clause (B), as the case may be; or

(iv)	the Board adopts a resolution to the effect that a Change of Control has occurred or is imminent; and

“Triggering Event” means a material adverse change to any of the executive’s duties, powers, rights, title or salary, as they existed immediately prior to a Change of Control, which occurs without the executive’s written agreement.

Anthony Makuch

Effective December 1, 2016, the Company and Mr. Makuch entered into an executive employment agreement pursuant to which Mr. Makuch was appointed the President and Chief Executive Officer of the Company for an indefinite term. In connection with the agreement, Mr. Makuch is to be paid a monthly base salary of $67,500 and is entitled to participate in the short term incentive plan targeting 100% of Mr. Makuch’s base salary with the ability to earn up to 200% of base salary upon achieving stretch targets. In addition, Mr. Makuch is entitled to participate in the Company’s Long Term Incentive Plan to be awarded a grant of RSUs and PSUs with an aggregate intended target of 160% of Mr. Makuch’s base salary.

The Company may terminate the agreement with Mr. Makuch at any time without cause by providing Mr. Makuch any unpaid salary through to date of termination together with a prorated short term bonus to reflect service in the year of termination and an amount equal to 24 months’ base salary and bonus, less applicable deductions required by law. The bonus to be paid on termination shall be the greater of: (i) Mr. Makuch’s annual bonus at target in effect on the termination date; or (ii) the bonus received by Mr. Makuch in the immediately preceding fiscal year. In addition, Mr. Makuch shall be entitled to elect continued coverage under the Company’s group health and medical plans for a period of twelve months following termination.

In the event of a Change of Control and if within 12 months following the Change of Control Mr. Makuch is terminated or a Triggering Event occurs, Mr. Makuch shall be entitled to receive any unpaid salary through to date of termination together with a prorated short term bonus to reflect service in the year of termination and an amount equal to 24 months’ base salary and bonus, less applicable deductions required by law. The bonus to be paid on termination shall be the greater of: (i) Mr. Makuch’s annual bonus at target in effect on the termination date; or (ii) the bonus received by Mr. Makuch in the immediately preceding fiscal year. In addition, Mr. Makuch shall be entitle to elect continued coverage under the Company’s group health and medical plans for a period of 12 months following termination. In the event of termination or Change of Control, all RSU and PSU awards will vest in accordance with the provisions of the Long Term Incentive Plan.

Philip Yee

Effective December 1, 2016, as amended April 1, 2017, the Company and Mr. Yee entered into an executive employment agreement pursuant to which Mr. Mr. Yee was appointed the Executive Vice President and Chief Financial Officer of the Company for an indefinite term. Mr. Yee is paid a monthly base salary of $31,250 and is entitled to participate in the short term incentive plan targeting 65% of Mr. Yee base salary with the ability to earn up to 97.5% based on achieving stretch targets. In addition, Mr. Yee is entitled to participate in the Company’s Long Term Incentive Plan to be awarded a grant of RSUs and PSUs on an annual basis with an aggregate intended target of 80% of Mr. Yee’s base salary. In the event of a termination without cause, Mr. Yee shall be entitled to receive any unpaid salary through to date of termination together with a prorated short term bonus to reflect service in the year of termination and an amount equal to 12 months’ base salary and bonus, less applicable deductions required by law. The bonus to be paid on termination shall be the greater of: (i) Mr. Yee’s annual bonus at target in effect on the termination date; or (ii) the bonus received by Mr. Yee in the immediately preceding fiscal year. In addition, Mr. Yee shall be entitled to the continued coverage under the Company’s group health and medical plans until the earlier the date Mr. Yee obtains new employment and the first anniversary of the termination date.

In the event of a Change of Control and if within 12 months following the Change of Control Mr. Yee is terminated or a Triggering Event occurs, Mr. Yee shall be entitled to receive any unpaid salary through to date of termination together with a prorated short term bonus to reflect service in the year of termination and an amount equal to 24 months’ base salary and bonus, less applicable deductions required by law. The bonus to be paid on termination shall be the greater of: (i) Mr. Yee’s annual bonus at target in effect on the termination date; or (ii) the bonus received by Mr. Yee in the immediately preceding fiscal year. In addition, Mr. Yee shall be entitled to the continued coverage under the Company’s group health and medical plans until the earlier the date Mr. Yee obtains new employment and the second anniversary of the termination date. In the event of termination or Change of Control, all RSU and PSU awards will vest in accordance with the provisions of the Long Term Incentive Plan.

Darren Hall

Effective December 1, 2016, the Company and Mr. Hall entered into an executive employment agreement pursuant to which Mr. Hall was appointed the Chief Operating of the Company for an indefinite term. Mr. Hall is paid a monthly base salary of $41,666 and is entitled to participate in the short term incentive plan targeting 80% of Mr. Hall’s base salary with the ability to earn up to 120% based on achieving stretch targets. In addition, Mr. Hall is entitled to participate in the Company’s Long Term Incentive Plan to be awarded a grant of RSUs and PSUs on an annual basis with an aggregate intended target of 80% of Mr. Hall’s base salary. In the event of a termination without cause, Mr. Hall shall be entitled to receive any unpaid salary through to date of termination together with a prorated short term bonus to reflect service in the year of termination and an amount equal to 12 months’ base salary and bonus, less applicable deductions required by law. The bonus to be paid on termination shall be the greater of: (i) Mr. Hall’s annual bonus at target in effect on the termination date; or (ii) the bonus received by Mr. Hall in the immediately preceding fiscal year. In addition, Mr. Hall shall be entitled to the continued coverage under the Company’s group health and medical plans until the earlier the date Mr. Hall obtains new employment and the first anniversary of the termination date.

In the event of a Change of Control and if within 12 months following the Change of Control Mr. Hall is terminated or a Triggering Event occurs, Mr. Hall shall be entitled to receive any unpaid salary through to date of termination together with a prorated short term bonus to reflect service in the year of termination and an amount equal to 24 months’ base salary and bonus, less applicable deductions required by law. The bonus to be paid on termination shall be the greater of: (i) Mr. Hall’s annual bonus at target in effect on the termination date; or (ii) the bonus received by Mr. Hall in the immediately preceding fiscal year. In addition, Mr. Hall shall be entitled to the continued coverage under the Company’s group health and medical plans until the earlier the date Mr. Hall obtains new employment and the second anniversary of the termination date. In the event of termination or Change of Control, all RSU and PSU awards will vest in accordance with the provisions of the Long Term Incentive Plan.

Summary of Termination Payments

The estimated incremental payments, payables and benefits that might be paid to the current NEOS pursuant to the above noted agreements in the event of termination without cause or after a Change in Control (assuming such termination or Change in Control is effective as of December 31, 2016) are detailed below:

Named Executive Officer	Termination not for	Termination on a
	Cause ($)	Change of Control
		($)
Anthony Makuch, CEO
Salary and Quantified Benefits	$1,620,000	$1,620,000
Bonus	$1,620,000	$1,620,000
Total	$3,240,000	$3,240,000
Philip Yee, CFO
Salary and Quantified Benefits	$375,000	$750,000
Bonus	$243,750	$487,500
Total	$618,750	$1,237,500
Darren Hall, COO
Salary and Quantified Benefits	$500,000	$1,000,000
Bonus	$400,000	$800,000
Total	$900,000	$1,800,000

Director Compensation

Prior to the completion of the Arrangement, the compensation paid to directors of Newmarket Gold consisted of the following:

•	Annual fees for acting as the Chair of the Board - $175,000
•	Annual fees for acting as a member of the Board - $35,000
•	Annual fees for acting as a member of a Board committee - $5,000 per committee
•	Annual fees for acting as the Chair of the Audit Committee - $20,000
•	Annual fees for acting as the Chair of the Compensation Committee - $15,000
•	Annual fees for acting as the Chair of any other committee - $10,000.

Following the completion of the Arrangement on January 1, 2017, the Board approved the following compensation to be paid to the directors of the Company for the year ended December 31, 2017:

•	Annual fees for acting as the Chair of the Board - $90,000
•	Annual fees for acting as a member of the Board - $60,000
•	Annual fees for acting as the Chair of the Audit Committee - $15,000
•	Annual fees for acting as the Chair of any other Committee - $7,500
•

Meeting fee of $1,500 per Board meeting and for each additional Committee meeting in addition to the regularly scheduled quarterly Committee meetings which coincide with the quarterly Board meetings; and

•	A travel fee of $1,000 per Board member who is required to travel greater than four hours (one way) to attend either a Board or Committee meeting in person.
•

Subject to the discretion of the Board and where applicable the Compensation Committee, independent Board members are entitled to receive that number of DSUs which equate to a value of $90,000 per annum. See “Equity Based Compensation Plans – Deferred Share Unit Plan”.

Director Compensation Table

The following table provides information regarding compensation paid to each of the Company’s directors (who is not also a NEO) during the financial year ended December 31, 2016.

		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
	earned	awards	awards	compensation	value	compensation	Total
Name	($)(1)	($)(2)	($)(3)	($)	($)	($)	($)
Raymond Threlkeld(5)	171,496	185,500	Nil	Nil	Nil	Nil	356,996
Maryse Bélanger(6)	16,214	515,280	624,504	Nil	Nil	Nil	1,155,998
Jonathan Gill(7)	5,208	Nil	Nil	Nil	Nil	Nil	5,208
Arnold Klassen(7)	5,833	Nil	Nil	Nil	Nil	Nil	5,833
Pamela Klessig(7)	5,000	Nil	Nil	68,605(4)	Nil	Nil	73,605
Jeffrey Parr(7)	5,625	Nil	Nil	68,605(4)	Nil	Nil	74,230
Barry Olson(7)	5,208	Nil	Nil	68,605(4)	Nil	Nil	73,813
Eric Sprott(7)	7,500	Nil	Nil	68,605(4)	Nil	Nil	76,105
Randall Oliphant(8)	32,083	185,500	Nil	Nil	Nil	Nil	217,583
Lukas Lundin(9)	20,734	185,500	Nil	Nil	Nil	Nil	206,234
Robert Getz(8)	28,077	Nil	Nil	Nil	Nil	Nil	28,077
Kevin Conboy(8)	24,066	Nil	Nil	Nil	Nil	Nil	24,066
Edward Farrauto(8)	81,067	185,500	Nil	Nil	Nil	Nil	266,567
Mike Vint(8)	32,069	356,300	201,460	Nil	Nil	Nil	589,829

Notes:

(1)

All fees awarded, earned paid, or payable in cash for services as a director and retainer fees, including annual retainer fees, any committee, chair and meeting fees received from the Company and Newmarket Gold. Fees paid to Mr. Gill, Mr. Klassen, Ms. Klessig, Mr. Parr, Mr. Olson and Mr. Sprott represent fees earned during the month of December 2016.

(2)

The figures represent the value of the Newmarket Share Units granted in 2016 (weighted average grant date fair value of $7.54 per unit on a post consolidated basis). The Newmarket Share Units granted in 2016 were initially granted with vesting terms over 12 and 36 month periods. On November 30, 2016, all of the Newmarket Share Units granted were vested in accordance with the terms of the Arrangement. The grant date fair value of the Newmarket Share Units were calculated using the share price on the date immediately prior to the date of grant.

(3)

Based on the grant date fair value of the Options which is calculated using the Black-Scholes model. The Black-Scholes model was selected as it is a widely used financial method to determining fair prices of options. The assumptions used in the calculation of the fair value include a volatility of 66%, expected life of 5 years, dividend yield of 0%, and risk free interest rate risk of 0%.

(4)

This figure represents the fair market value of cash-settled deferred share units granted to the independent board members of Old Kirkland Lake Gold on April 11, 2016, based on the five day volume weighted average trading price of the Common Shares up to December 31, 2016, being $6.80. The deferred share units are payable on the date the director ceases to be a member of the Board.

(5)	Mr. Threlkeld was appointed as a director and non-executive chairman of Newmarket Gold on July 10, 2015 and continued as a director of the Company in connection with the Arrangement.
(6)

Ms. Bélanger was appointed as a director of Newmarket Gold on August 3, 2016 and continued as a director of the Company in connection with the Arrangement. Ms. Bélanger will not be standing for re-election at the Meeting.

(7)	Each of Messrs. Gill, Klassen, Parr, Olson and Sprott and Ms. Klessig were appointed as directors of the Company on November 30, 2016, in connection with the Arrangement.
(8)	Each of Messrs. Oliphant, Getz, Conboy, Farrauto and Vint resigned as directors of Newmarket Gold on November 30, 2016, in connection with the Arrangement.
(9)	Mr. Lundin resigned as a director of Newmarket Gold on April 6, 2016.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table provides information regarding all incentive plan awards for each director (who is not also a NEO) outstanding as of December 31, 2016.

	Option-based Awards				Share-based Awards(5)
						Market or
						payout	Market or
					Number of	value of	payout value
	Number of				shares or	share-	of vested
	securities			Value of	units of	based	share-based
	underlying	Option		unexercised	shares	awards that	awards not
	unexercised	exercise	Option expiration	in-the-money	that have	have not	paid out or
Name	options	price	date	options	not vested	vested	distributed
	(#)	($)		($)(5)	(#)	($)	($)(6)
Raymond(13) Threlkeld	28,500(1) 712,500(3)	3.47 3.16	November 30, 2017 November 30, 2017	101,070 2,751,750	23,750	N/A	166,725(7)
Maryse(14) Bélanger	118,750	9.52	November 30, 2017	Nil	54,150	N/A	380,133(8)
Jonathan Gill(15)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Arnold Klassen(15)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Pamela Klessig(15)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Jeffrey Parr(15)	150,002(4)	4.95	October 22, 2019	310,504	N/A	N/A	N/A
Barry Olson(15)	150,002(4)	4.95	October 22, 2019	310,504	N/A	N/A	N/A
Eric Sprott(15)	150,002(4)	5.84	October 22, 2019	177,002	N/A	N/A	N/A
Randall Oliphant(16)	28,500(1) 498,750(3)	2.11 3.16	November 30, 2017 November 30, 2017	140,070 1,926,225	213,750	N/A	1,500,525(9)
Lukas(17) Lundin	28,500(1) 237,500(3)	2.11 3.16	November 30, 2017 November 30, 2017	140,070 917,250	142,500	N/A	1,000,350(10)
Robert Getz(16)	30,331(2) 71,250(3)	4.63 3.16	January 25, 2017 January 25, 2017	72,526 275,175	N/A	N/A	N/A
Kevin Conboy(16)	30,331(2) 71,250(3)	4.63 3.16	January 25, 2017 January 25, 2017	72,526 275,175	N/A	N/A	N/A
Edward Farrauto(16)	28,500(1)	2.11	November 30, 2017	140,070
	71,250(3)	3.16	November 30, 2017	275,175	79,166	N/A	555,745(11)
	47,500(3)	2.91	November 30, 2017	195,450
Mike Vint(16)	28,500(1)	4.00	November 30, 2017	86,070
	71,250(3)	3.16	November 30, 2017	183,450	106,875	N/A	750,263(12)
	47,500(3)	5.18	November 30, 2017	131,175

Notes:

(1)

These options were granted under and continue to be governed by and subject to the terms of the Old Newmarket Stock Option Plan in accordance with the terms of the Crocodile Arrangement. These options were fully vested as at December 31, 2015. Following the completion of the Crocodile Arrangement, no further options can be granted under the Old Newmarket Stock Option Plan.

(2)

These options were granted under and continue to be governed by and subject to the terms of the Crocodile Gold Stock Option Plan in accordance with the terms of the Crocodile Arrangement. These options were fully vested as at December 31, 2015. Following the completion of the Crocodile Arrangement, no further options can be granted under the Crocodile Gold Stock Option Plan.

(3)	These Options were granted under and are governed by and subject to the Stock Option Plan. All of these Options vested on November 30, 2016.
(4)

These options were granted under and continue to be governed by and subject to the terms of the Old Kirkland Lake Gold Omnibus Incentive Plan in accordance with the terms of the Arrangement. Following the completion of the Arrangement, no further options can be granted under the Old Kirkland Lake Gold Omnibus Incentive Plan.

(5)

Based on the difference in value between the exercise price of the options and the closing price of the Common Shares on the TSX as at the close of business on December 30, 2016 of $7.02. No value is attributable to options that are not in-the-money as at December 30, 2016.

(6)

The Newmarket Share Units were granted under the Newmarket Share Unit Plan and have all vested in accordance with the terms of the Arrangement on November 30, 2016. The fair value of the share–based awards which have not yet been paid out or distributed are based on the closing share price of the closing price of the Common Shares on the TSX as at the close of business on December 30, 2016 of $7.02.

(7)	Based on 23,750 Newmarket Share Units.
(8)	Based on 54,150 Newmarket Share Units.
(9)	Based on 213,750 Newmarket Share Units.
(10)	Based on 142,500 Newmarket Share Units.
(11)	Based on 49,166 Newmarket Share Units.
(12)	Based on 106,875 Newmarket Share Units.
(13)	Mr. Threlkeld was appointed as a director and non-executive chairman of Newmarket Gold on July 10, 2015 and continued as a director of the Company in connection with the Arrangement.
(14)

Ms. Bélanger was appointed as a director of Newmarket Gold on August 3, 2016 and continued as a director of the Company in connection with the Arrangement. Ms. Bélanger will not be standing for re-election at the Meeting.

(15)	Each of Messrs. Gill, Klassen, Parr, Olson and Sprott and Ms. Klessig was appointed as directors of the Company on November 30, 2016, in connection with the Arrangement
(16)

Each of Messrs. Oliphant, Getz, Conboy, Farrauto and Vint resigned as directors of Newmarket Gold on November 30, 2016, in connection with the Arrangement. Their Options remain governed by the Stock Option Plan until such time as they are exercised or expire on the dates provided above.

(17)	Mr. Lundin resigned as a director of Newmarket Gold on April 6, 2016.

Value Vested or Earned During the Year

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each director for the year ended December 31, 2016.

			Non-Equity Incentive Plan
	Option-based Awards – Value	Share-based Awards – Value	Compensation – Value
Name	vested during the year	vested during the year	earned during the year
	($)(1)	($)(2)	($)(3)
Raymond Threlkeld(4)	3,065,250	2,067,175	Nil
Maryse Bélanger(5)	510,875	403,959	Nil
Jonathan Gill(6)	N/A	N/A	N/A
Arnold Klassen(6)	N/A	N/A	N/A
Pamela Klessig(6)	N/A	N/A	68,605
Jeffrey Parr(6)	152,500	N/A	68,605
Barry Olson(6)	152,500	N/A	68,605
Eric Sprott(6)	N/A	N/A	68,605
Randall Oliphant(7)	2,266,950	1,437,175	Nil
Lukas Lundin(8)	1,079,500	964,675	Nil
Robert Getz(7)	321,000	Nil	Nil
Kevin Conboy(7)	321,000	Nil	Nil
Edward Farrauto(7)	540,200	728,425	Nil
Mike Vint(7)	428,425	728,425	Nil

Notes:
(1)

The value is based on the number of options that vested during the year and calculated based on the difference between the market price of the shares on the TSX on the vesting date and the exercise price of the options.

(2)

The value is based on the number of the Newmarket Share Units that vested during the year pursuant to the Newmarket Share Unit Plan (described below), multiplied by the market price of the Common Shares on the TSX on the date of vesting. On November 30, 2016, all of the Newmarket Share Units were vested in accordance with the terms of the Arrangement.

(3)

This figure represents the fair market value of cash-settled deferred share units granted to the independent board members of Old Kirkland Lake Gold on April 11, 2016, based on the five day volume weighted average trading price of the Common Shares up to December 31, 2016, being $6.80. The deferred share units are payable on the date the director ceases to be a member of the Board.

(4)	Mr. Threlkeld was appointed as a director and non-executive chairman of Newmarket Gold on July 10, 2015 and continued as a director of the Company in connection with the Arrangement.
(5)

Ms. Bélanger was appointed as a director of Newmarket Gold on August 3, 2016 and continued as a director of the Company in connection with the Arrangement. Ms. Bélanger will not be standing for re-election at the Meeting.

(6)	Each of Messrs. Gill, Klassen, Parr, Olson and Sprott and Ms. Klessig was appointed as directors of the Company on November 30, 2016, in connection with the Arrangement
(7)

Each of Messrs. Oliphant, Getz, Conboy, Farrauto and Vint resigned as directors of Newmarket Gold on November 30, 2016, in connection with the Arrangement. Their Options remain governed by the Stock Option Plan until such time as they are exercised or expire on the dates provided above.

(8)	Mr. Lundin resigned as a director of Newmarket Gold on April 6, 2016.

Minimum Equity Ownership Requirement

Subsequent to the year ended December 31, 2016, the Board adopted a minimum share ownership requirement, pursuant to which all non-executive directors are required to have an equity interest in the Company equal to at least three times the amount of their annual aggregate retainer and fees, which may be achieved through the acquisition of Common Shares and/or DSUs based on acquisition value. Due to the volatility of the gold market, acquisition value was determined to be the appropriate basis of calculation for the directors’ equity ownership requirement. Minimum ownership requirements must be met by each non-executive director by the later of three years from the date of adoption of the minimum equity ownership requirements by the Board and three years after the first election or appointment of the director to the Board.

Director and Officer Liability Insurance

The Company has purchased and maintains, for the benefit of the Company and its directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company. The following are particulars of such insurance:

(i)	the limit of liability is $50 million per claim and per policy period;

(ii)

the cost of coverage in place as at December 31, 2016 was $358,276 which includes costs associated with run-off insurance purchased with respect to predecessor entities. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(iii)	directors and officers do not pay any portion of the premiums and no indemnity claims were made or became payable in 2016.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company were authorized for issuance as of December 31, 2016:

Plan Category	Number of securities to be issued upon exercise of outstanding ) option	Weighted-average price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans(4)
Equity compensation plans approved by securityholders	7,516,021 options(1) 1,608,982 Newmarket Share Units(2) 99,212 performance share units(3) 109,212 restricted share units(3)	$4.60 for options N/A for share units	Nil

Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	7,516,021 options(1) 1,608,982 Newmarket Share Units(2) 99,212 performance share units(3) 109,212 restricted share units(3)	$4.60 for options N/A for share units	Nil

Notes:

(1)

Represents the number of Common Shares reserved for issuance upon exercise of the denoted outstanding options issued pursuant to the Stock Option Plan, Crocodile Gold Option Plan, Old Newmarket Option Plan, Old Kirkland Lake Gold Omnibus Incentive Plan and St Andrew Goldfields Option Plan issued in accordance with the terms of the respective plans.

(2)	Represents the number of Common Shares reserved for issuance upon exercise of the denoted outstanding Newmarket Share Units in accordance with the terms of the terms of the Newmarket Share Unit Plan.
(3)

Represents the number of Common Shares reserved for issuance upon exercise of the denoted outstanding share units in accordance with the terms of the terms of the Old Kirkland Lake Gold Omnibus Incentive Plan

(4)	Based on the maximum aggregate number of common shares that were available for issuance under the Stock Option Plan and the Newmarket Share Unit Plan, collectively, as at December 31, 2016.

In connection with the completion of the Arrangement, the Newmarket Gold incentive plans superseded all existing executive-based compensation plans, however, awards outstanding prior to the date of closing, being November 30, 2016, will continue to be governed by and subject to the terms of the incentive plans of each predecessor entity. On completion of the Arrangement, all Options previously granted pursuant to the Stock Option Plan became fully vested pursuant to the terms of the Arrangement. No additional securities will be issued under any of the predecessor incentive plans or the Newmarket Gold Share Unit Plan.

The Stock Option Plan, the Long Term Incentive Plan and the DSU Plan are consistent with current TSX policies and are summarized below.

As at December 31, 2016, the following share-based compensation awards were outstanding:

	Number of Common Shares	Number of Common Shares as at
	Issuable under Plan and percentage	December 31, 2016 reserved for
Executive Based Compensation Plan	of Common Shares Issued and	Issuance and percentage of Common
	Outstanding	Shares Issued and Outstanding as of
December 31, 2016
Crocodile Gold Option Plan		181,695 (0.09%)
Old Newmarket Option Plan		247,000 (0.12%)
Stock Option Plan		4,164,800 (2.05%)
Newmarket Share Unit Plan		1,608,982 (0.79%)
	9,332,713 (4.60%)	99,212 performance share units(1)
Old Kirkland Lake Gold Omnibus		109,212 restricted share units
Incentive Plan		1,632,763 stock options
1,841,187 (0.91%)

St Andrew Goldfields Stock Option		1,289,049 (0.63%)
Plan

Note:

(1)	Assuming maximum payout factor of 200% for outstanding performance share units.

Since December 31, 2016, the Company has issued 246,788 Performance Share Units, 246,788 Restricted Share Units and 103,600 Deferred Share Units to executive officers, employees, consultants and independent directors of the Company.

As of April 5,2017, the following share-based compensation awards are outstanding:

	Number of Common Shares	Number of Common Shares currently
	Issuable under Plan and percentage	reserved for Issuance and percentage
Executive Based Compensation Plan	of Common Shares Issued and	of Common Shares Issued and
	Outstanding	Outstanding
Crocodile Gold Option Plan		64,163 (0.03%)
Old Newmarket Option Plan		161,500 (0.08%)
Stock Option Plan		3,271,713 (1.46%)
Newmarket Share Unit Plan		229,400 (0.11%)
246,788 RSUs (0.12%)
Long Term Incentive Plan(1)		493,576 PSUs(3) (0.24%)
	6,873,570 (3.33%)	740,364 (0.36%)
DSU Plan(2)		103,600 DSUs (0.05%)
191,286 performance share units(3)
(0.09%)
Old Kirkland Lake Gold Omnibus		105,643 restricted share units (0.05%)
Incentive Plan
1,023,008 stock options (0.50%)
1,319,937 (0.64%)
St Andrew Goldfields Stock Option
Plan		1,208,556 (0.59%)

Notes:

(1)	If the Long Term Incentive Plan Resolution is approved at the Meeting, these awards may be settled in Common Shares.
(2)	If the DSU Plan Resolution is approved at the Meeting, these awards may be settled in Common Shares.
(3)	Assuming maximum payout factor of 200% for outstanding PSUs and performance share units.

Newmarket Gold Share-Based Compensation Arrangements

Prior to the completion of the Arrangement, Newmarket Gold had in place the Stock Option Plan and a share unit plan (the “Newmarket Share Unit Plan”). The Stock Option Plan is described below. No further securities will be issued pursuant to the Newmarket Share Unit Plan.

Old Kirkland Lake Gold Share-Based Compensation Arrangements

Prior to the completion of the Arrangement, Old Kirkland Lake Gold had in place an omnibus incentive plan (the “Old Kirkland Lake Gold Omnibus Incentive Plan”). No further securities will be issued pursuant to the Old Kirkland Lake Gold Omnibus Incentive Plan.

Equity Compensation Plans

Stock Option Plan

The following is a summary of the Stock Option Plan for the year ended December 31, 2016. Subsequent to the year end, the Board adopted the certain amendments to the Stock Option Plan, subject to receipt of regulatory and shareholder approval. See “Business of the Meeting – Approval of Stock Option Plan Amendments” for a description of the proposed amendments to the Stock Option Plan.

As at April 5, 2017, 3,271,713 Options remain outstanding and unexercised under the Stock Option Plan, representing approximately 1.58% of the issued and outstanding Common Shares.

The principal purpose of the Stock Option Plan (is to secure for Company and its shareholders the benefits of incentive inherent in the share ownership by the directors, key employees and consultants of the Company and its subsidiaries who, in the judgment of the Board, will be largely responsible for its future growth and success. The Stock Option Plan is meant to aid in retaining and encouraging employees and directors of exceptional ability through the opportunity to acquire a proprietary interest in the Company.

The following is a summary of the key terms of the Stock Option Plan:

•

The Option Plan provides for the issuance of Options to employees, directors or officers of the Company or any of its subsidiaries or affiliates, consultants, and management company employees, and, except in relation to a consultant company, includes a company that is wholly- owned by such persons.

•

The aggregate number of Common Shares available at all times for issuance under the Stock Option Plan or any other security-based compensation arrangements (pre-existing or otherwise) shall not exceed 9,500,000 Common Shares. Any Option which has been cancelled or terminated prior to exercise in accordance with the terms of the Stock Option Plan will again be available under the Stock Option Plan.

•	The exercise price per Common Share shall be determined by the Board, but, in any event, shall not be less than the market price of the Common Shares on the date of grant of the Options.

•	Options granted pursuant to the Stock Option Plan shall vest and become exercisable at such time or times as may be determined by the Board at the date of the Option grant.

•

The period within which options may be exercised and the number of Options which may be exercised in any such period are determined by the Board at the time of granting, however, the maximum term of any Options awarded under the Stock Option Plan is five years. Options are subject to such other terms and conditions as the Board may determine or adopt, including any clawback policy of the Company in effect at the time of grant. See “Report on Corporate Governance Practices-Executive Compensation Clawback Policy”.

•

In the event that the expiry of an Option falls within, or within two days of, a trading blackout period imposed by the Company, the expiry date of the Option shall be automatically extended to the tenth business day following the end of the blackout period.

•	An Option holder will have, in all cases subject to the original Option expiry date and any determination otherwise by the Board:

o	in the event of retirement, a 12-month period to exercise his or her Options, which will automatically vest and become exercisable on the date of retirement;

o	in the event of resignation, 90 days to exercise his or her Options that have vested, but any unvested Options will become void;

o	in the event of the death or disability of an Option holder, all Options will vest and become exercisable and the Option holder will have 12 months to exercise his or her Options;

o	in the event of termination without cause of an Option holder, the Option holder will have 90 days to exercise his or her Options which have vested, but any unvested Options will become void; and

o

in the event of termination with cause, immediate termination of the Options, except as may be set out in the Option holder’s Option commitment or as otherwise determined by the Board in its sole discretion.

•

In the event of a change of control (as defined in the Stock Option Plan), the vesting of all Options and the time for the fulfilment of any conditions or restrictions on such vesting shall be accelerated to a date or time immediately prior to the effective time of the change of control and the Board, in its sole discretion, may authorize and implement any one or more of the following additional courses of action:

o	terminating without any payment or other consideration, any Options not exercised or surrendered by the effective time of the change of control;

o

causing the Company to offer to acquire from each Option holder his or her Options for a cash payment equal to the in-the-money amount (as defined in the Stock Option Plan), and any Options not surrendered or exercised by the effective time of the change of control will be deemed to have expired; and

o

an Option granted under the Stock Option Plan be exchanged for a replacement option to acquire, for the same exercise price, that number and type of securities as would be distributed to the Option holder in respect of the Common Shares issued to the Option holder had he or she exercised the Option prior to the effective time of the change of control, provided that any such replacement option must provide that it survives for a period of not less than one year from the effective time of the change of control, regardless of the continuing directorship, officership or employment of the Option holder.

For greater certainty, and notwithstanding anything else to the contrary contained in the Stock Option Plan, the Board shall have the power, in its sole discretion, in any change of control which may or has occurred, to make such arrangements as it shall deem appropriate for the exercise of issued and outstanding Options including, without limitation, to modify the terms of the Stock Option Plan and/or the Options as contemplated above. If the Board exercises such power, the Options shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Option holder at any time or from time to time as determined by the Board prior to or in conjunction with completion of the change of control.

•

The grant of Options under the Stock Option Plan is subject to the number of Common Shares: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of the Company, at any time, under the Stock Option Plan, or when combined with all of the Company’s other security-based compensation arrangements, shall not exceed 10% of the total issued and outstanding Common Shares, respectively.

•

The Board may delegate, to the extent permitted by applicable law and by resolution of the Board, its powers under the Stock Option Plan to a compensation committee of the Board, or such other committee as the Board may determine from time to time.

•	Options are not assignable or transferable other than by will or by the applicable laws of descent.

•

The amendment provisions of the Stock Option Plan provide the Board with the power, subject to the requisite regulatory approval, to make the following amendments to the provisions of the Stock Option Plan and any Option commitment without shareholder approval (without limitation):

o	amendments of a housekeeping nature;

o	the addition or a change to any vesting provisions of an Option;

o	changes to the termination provisions of an Option or the Stock Option Plan which do not entail an extensions beyond the original expiry date;

o

the addition of a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Common Shares from the Stock Option Plan reserves; and

o	amendments to reflect changes to applicable securities or tax laws.

However, any of the following amendments require shareholder approval:

o	reduction of the exercise price of an Option, cancelling and reissuing an Option, or cancelling an Option in order to issue an alternative entitlement;

o	amending the term of an Option to extend the term beyond its original expiry date;

o	materially increasing the benefits to the holder of Options who is an insider to the material detriment of the Company and its shareholders;

o

increasing the number of Common Shares or maximum percentage of Common Shares which may be issued pursuant to the Stock Option Plan (other than by virtue of adjustments permitted under the Stock Option Plan);

o	permitting Options to be transferred other than for normal estate settlement purposes;

o	removal or exceeding of the insider participation limits;

o	materially modifying the eligibility requirements for participation in the Stock Option Plan; or

o	modifying the amending provisions of the Stock Option Plan.

A copy of the Stock Option Plan was attached as Appendix “L” to the joint information circular of Old Newmarket and Crocodile Gold dated June 2, 2015 and can be found at under the Company’s profile on SEDAR at www.sedar.com. If the Option Plan Resolution is approved at the Meeting, a copy of the amended Stock Option Plan will be filed under the Company’s profile on SEDAR at www.sedar.com.

Long Term Incentive Plan

Following the completion of the Arrangement, on January 1, 2017, the Company introduced the Long Term Incentive Plan that provides for Share Units in the form of time-based RSUs and performance-based PSUs that may be granted to employees, officers and eligible contractors of the Company and its affiliates. A director is not eligible to participate in the LTIP unless he or she is also an employee of the Company. The LTIP is currently a cash-settled or “phantom” plan only. If the Long Term Incentive Plan Resolution is approved at the Meeting, the Company will have the ability to issue Common Shares in lieu of cash to satisfy Kirkland’s obligations under such Share Units. See “Business of the Meeting – Approval of the Long Term Incentive Plan”.

Grant, Vesting and Term

Each Share Unit granted to a particular Participant is compensation for services rendered by the Participant to the Company or its affiliate. Each Share Unit vests on its Entitlement Date (as defined below).

RSUs vest on the entitlement date or dates, as determined by the Board in its discretion, which will not be later than December 31 of the year that is three years after the year of service to which the award relates (the “Entitlement Date” with respect to an RSU). On an Entitlement Date, the Company will make a payment to the relevant Participant in cash (or in Common Shares if the Long Term Incentive Plan Resolution is approved at the Meeting) equal to the five-day volume weighted average price of the Company’s Common Shares on the TSX multiplied by the number of RSUs vesting.

PSUs vest on the entitlement date, as determined by the Board in its discretion, which will not be later than December 31 of the year that is three years after the year of service to which the award relates (the “Entitlement Date” with respect to a PSU). In addition, at the time PSUs are granted, the Board makes the payment of such PSUs subject to performance conditions or measures to be achieved by the Company, the Participant or a class of Participants, before the relevant Entitlement Date. All PSUs granted under the Long Term Incentive Plan have been granted on the basis that their Entitlement Date is no later than December 31 of the year that is three years after the year of service to which the award relates (subject to acceleration as described below).

For all PSUs granted to date, the amount of cash to be paid (or the number of Common Shares to be issued if the Long Term Incentive Plan Resolution is approved at the Meeting) on the Entitlement Date of the PSUs will vary based on achieved performance. Performance will be measured as follows: 100% of the award will be based on the Company’s Total Shareholder Return (“TSR”) compared to the S&P/TSX Global Gold Index (or such replacement or equivalent sub-index as may exist from time to time). TSR shall be measured as a percentage change in the market price of the Common Shares plus cumulative dividend yield over the performance period. At the end of the performance period, the TSR performance measurement shall be made for the S&P/TSX Global Gold Index and the Company’s performance will be ranked on a percentile basis relative to the other constituents of the S&P/TSX Global Gold Index. The percentage change in stock price shall be calculated as (A) the volume weighted average trading price over the five trading days immediately preceding the end of the performance period divided by (B) the volume weighted average trading price over the five day trading days immediately preceding the commencement of the performance period. A “Payout Factor” will be determined based on the Corporation’s percentile ranking according to the following matrix:

Percentile	Payout Factor
Above the 95th percentile	2.00
Above the 90th percentile	1.50
Above the 80th percentile	1.25
Between 40th to the 80th percentile	1.00
Between the 25th to the 40th percentile	0.50
Below the 25th percentile	Nil

Each PSU will vest and be redeemed based on the five-day volume weighted average price of the Common Shares on the TSX immediately prior to the Entitlement Date, multiplied by the Payout Factor.

Details of the outstanding Share Units as at April 5, 2017 are provided in the table below. The Share Units were granted on January 1, 2017 under the Long Term Incentive Plan.

Type of Share Units	Number of Share Units outstanding held by officers	Number of Share Units outstanding held by non- officers (1)	Entitlement Date	Performance Conditions
RSUs	246,788	21,636	December 31, 2019	N/A.
PSUs(1)	246,788	21,636	December 31, 2019	See description above.

Note:

(1)

PSUs are shown based on the number of Share Units granted. On the Entitlement Date of the PSUs, the cash payment or number of Common Shares to be issued in satisfaction of the PSU will vary from nil to 200% of the number of Share Units granted, based on achievement of the Payout Factor.

Adjustments for Dividends

The Board may, in its discretion, elect to credit each Participant with additional Share Units in the event any dividend is paid on the Common Shares. In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant’s account had been Common Shares divided by the market price of the Common Shares on the date on which dividends were paid by the Company. Such additional Share Units will vest on the Entitlement Date of the particular Share Unit (and will be subject to the same terms) to which the additional Share Units relate.

Securities Issuable Under the Long Term Incentive Plan

Subject to shareholder approval of the Long Term Incentive Plan Resolution, the LTIP provides that on the Entitlement Date of a vested Share Unit, a Participant may, at the discretion of the Board, be issued Common Shares in lieu of cash to satisfy Kirkland’s obligations under such Share Units held by such Participant. The Long Term Incentive Plan provides that the aggregate number of Common Shares to be reserved for issuance on the vesting of Share Units shall not exceed (a) such number of Common Shares as would, when combined with all other Common Shares subject to grants under deferred share units, restricted share units and performance share units of the Company, be equal to 2% of the Common Shares then issued and outstanding, and (b) such number of Common Shares as would, when combined with all other Common Shares subject to grants under all other security based compensation arrangements of the Company, be equal to 5.5% of the Common Shares issued and outstanding from time to time, subject to adjustments pursuant to the terms of the LTIP, and provided, for greater clarity that any stock options or other incentive securities of a third party entity assumed by the Company as a result of the acquisition of such entity by the Company in the future shall not be factored in the calculation of the foregoing limits.

Limits on Securities Issuable to Insiders

The Long Term Incentive Plan (a) limits the aggregate number of Common Shares issuable to insiders pursuant to Share Units and any other security-based compensation arrangements of Kirkland to 10% of the Common Shares issued and outstanding (on a non-diluted basis) at the time of the grant, and (b) limits the number of Common Shares issued to insiders pursuant to Share Units and any other security-based compensation arrangements of the Company within a 12-month period to 10% of the Common Shares issued and outstanding (on a non-diluted basis) at the time of the issuance. In no case can a Participant, immediately after being granted an award of Share Units (a) hold a beneficial interest in more than 5% of the Common Shares, or (b) be in a position to control the casting of greater than 5% of the votes that might be cast at a general meeting of the Company (collectively, the “Ownership Restrictions”).

Cessation or Acceleration of Share Units

Subject to specific exceptions and restrictions outlined in the Long Term Incentive Plan, Share Units are not assignable other than by will or the laws of descent and distribution, and will become void on the termination (with or without cause) or retirement of a Participant, except as otherwise determined by the Board in its discretion.

In addition, unless the Board determines otherwise, the Entitlement Date for all of a Participant’s Share Units will be accelerated as follows: (i) in the event of the death of the Participant, the Entitlement Date will be the date of death; and (ii) in the event of the total disability of the Participant, the Entitlement Date will be the date which is 60 days following the date on which the Participant becomes totally disabled. Where the Entitlement Date of a PSU is accelerated, performance measurement periods that have not been completed before the Entitlement Date will be based on 100% Payout Factor in the case of death or disability.

If, within 12 months of a change of control (as defined in the Long Term Incentive Plan) of the Company, a Participant that is: (i) a director, is terminated or not re-elected or re-appointed; (ii) an employee, is terminated without cause or a material adverse change is imposed on the terms of such Participant’s employment or financial entitlements from the Company; or (iii) an eligible contractor, is terminated, then all outstanding Share Units held by such Participant will immediately vest and the Entitlement Date for such Share Units will occur.

In the event the Participant’s Entitlement Date is accelerated in the foregoing circumstances, in the case of PSUs, the Payout Factor will be calculated based on actual performance during the performance measurement period commencing on the date of grant of the PSUs and ending on the Entitlement Date (on a continued basis subject to adjustments in accordance with the Plan). In the event the successor entity fails to assume the PSUs following a change of control or in the event the Board adopts a resolution to wind-up, dissolve or liquidate the Company, the Entitlement Date in respect of PSUs shall be accelerated to the date immediately prior to the change of control or the date the Board adopts a resolution to wind-up, dissolve or liquidate the Company (as applicable), and any performance measurement periods that are not complete on or prior to the change of control or the date the Board adopts a resolution to wind-up, dissolve or liquidate the Company (as applicable), shall be calculated based on actual performance during the performance measurement period commencing on the date of grant of the PSUs and ending on the accelerated Entitlement Date in accordance with the above.

Awards or payments under the Long Term Incentive Plan will be subject to the Company’s claw-back policy in place from time to time. See “Report on Corporate Governance Practices-Executive Compensation Clawback Policy”.

Amendment Provisions

If the Long Term Incentive Plan Resolution is approved, subject to any applicable regulatory or stock exchange requirements, the Board may from time to time in its discretion (without shareholder approval) amend, modify and change the provisions of the Long Term Incentive Plan (including any grant letters), including, without limitation amendments of a housekeeping nature or any change to the Entitlement Date of any Share Units, except that it may not make any of the following amendments to the Long Term Incentive Plan without first having obtained the approval of a majority of shareholders voting at a shareholders meeting:

(i)

increase the number of Common Shares or maximum percentage of Common Shares which may be issued pursuant to the Long Term Incentive Plan other than in the event of a change in the Common Shares whether by reason of a stock dividend, consolidation, subdivision or reclassification;

(ii)	reduce the range of amendments requiring shareholder approval;

(iii)	permit Share Units to be transferred or assigned other than for normal estate settlement purposes;

(iv)	change insider participation limits which would result in shareholder approval being required on a disinterested basis;

(v)	materially modify the eligibility requirements for participation in the Long Term Incentive Plan (including, for greater clarity, allowing participation in the LTIP by non-employee directors);

(vi)	modify the result that Participants residing in Australia forfeit their rights to any payment or issue of common shares on termination of such Participants; or

(vii)	modify the Ownership Restrictions.

Deferred Share Unit Plan

Following the completion of the Arrangement, on January 1, 2017, the Company introduced the Deferred Share Unit Plan that provides for DSU awards that may be granted to non-employee directors. The DSU Plan is currently a cash-settled or “phantom” plan only. If the DSU Plan Resolution is approved at the Meeting, the Company will have the ability to issue Common Shares in lieu of cash to satisfy Kirkland’s obligations under such DSUs. See “Business of the Meeting - Approval of the Deferred Share Unit Plan”.

Grant and Redemption

DSUs are granted to a non-employee director (an “Eligible Director”) in lieu of the portion of the annual compensation payable to the Eligible Director, but excluding amounts received by the Eligible Director as a reimbursement for expenses incurred, (the “Director’s Remuneration”). Based on his or her Director Remuneration, DSUs are then issued in one or more periodic basis (e.g. annually or quarterly) to the Eligible Director in a number having a value (such value being the “Mandatory Entitlement”) equal to the percentage or portion of the Director’s Remuneration payable to such Eligible Director for the applicable period as determined by the Board at the time of determination of the Director’s Remuneration.

In addition, an Eligible Director may elect to receive the portion of his or her Director Remuneration that is not payable as a Mandatory Entitlement in the form of additional DSUs (the “Elective Entitlement”).

The aggregate number of DSUs issuable to the Eligible Director is calculated based on the sum of Eligible Director’s Mandatory Entitlement and Elective Entitlement (collectively, the “Entitlement”) and the number of DSUs to be granted to an Eligible Director will be determined by dividing the Entitlement by the the volume weighted average trading price of a Company common share over the five trading days (the “Market Value”) on the business day immediately preceding the DSU issue date.

DSUs held by a Participant are redeemed by the Company on the date the director ceases to be a director or otherwise an employee of the Company (the “Separation Date”), for any reason whatsoever, including death, for a payment in cash by the Company equal to the Market Value of a Company common share on the Separation Date multiplied by the number of DSUs held by the Participant on the Separation Date or, if the DSU Plan Resolution is approved at the Meeting, such payment may be satisfied by the issuance of one Common Shares (subject to adjustments) for each DSU, in the sole discretion of the Company.

As at April 5, 2017, non-employee directors held an aggregate of 103,600 DSUs, of which each of Maryse Bélanger, Jonathan Gill, Arnold Klassen and Raymond Threlkeld held 12,950 DSUs and each of Pamela Klessig, Barry Olson, Jeffrey Parr and Eric Sprott held 23,039 DSUs. These DSUs were issued on January 1, 2017 under the Deferred Share Unit Plan.

Adjustments for Dividends

In the event that a dividend (other than stock dividend) is declared and paid by the Company on its Common Shares, a Participant will be credited with additional DSUs. The number of such additional DSUs will be calculated by dividing the total amount of the dividends that would have been paid to the Participant if the DSUs in the Participant's account on the dividend record date had been outstanding Common Shares, by the Market Value of a Common Shares on the date on which the dividends were paid.

Securities Issuable Under the DSU Plan

Subject to shareholder approval of the DSU Plan Resolution, the DSU Plan provides for the ability of the Company, at the discretion of the Board, to satisfy DSUs by the issuance of Common Shares from treasury on the basis of one Common Shares for each DSU in lieu of cash. Pursuant to such amendment the maximum number of Common Shares made available for issuance under the DSU Plan shall be determined by the Board from time to time, but in any case, shall not exceed (a) such number of Common Shares as would, when combined with all other Common Shares subject to grants under deferred share units, restricted share units and performance share units of the Company, be equal to 2% of the Common Shares then issued and outstanding, and (b) such number of Common Shares as would, when combined with all other Common Shares subject to grants under all other security based compensation arrangements of the Company, be equal to 5.5% of the Common Shares issued and outstanding from time to time, subject to adjustments pursuant to the terms of the DSU Plan, and provided, for greater clarity that any stock options or other incentive securities of a third party entity assumed by the Company as a result of the acquisition of such entity by the Company in the future shall not be factored in the calculation of the foregoing limits.

Limits on Securities Issuable to Insiders

The DSU Plan (a) limits the aggregate number of Common Shares issuable to insiders pursuant to DSUs and any other security-based compensation arrangements of Kirkland to 10% of the Common Shares issued and outstanding (on a non-diluted basis) at the time of the grant, and (b) limits the number of Common Shares issued to insiders pursuant to DSUs and any other security-based compensation arrangements of Kirkland within a 12-month period to 10% of the Common Shares issued and outstanding (on a non-diluted basis) at the time of the issuance.

Cessation of DSUs

DSUs are paid out only upon the occurrence of a the Participant’s Separation Date. Except pursuant to a will or by the laws of descent and distribution, no DSUs and no other right or interest of a Participant is assignable or transferable.

Amendment Provisions

If the DSU Plan Resolution is approved, subject to any applicable regulatory or stock exchange requirements, the Board may then from time to time in its discretion, (without shareholder approval) amend, modify and change the provisions of the Deferred Share Unit Plan, including , without limitation, (i) changes of a housekeeping nature, (i) amending the terms of the DSU Plan or any DSU to impose or remove time vesting conditions and (iii) adding or removing any performance conditions or metrics for the vesting of DSUs, except however that, any amendment, modification or change to the provisions of the Deferred Share Unit Plan which would:

(i)

increase the number of Common Shares or maximum percentage of Common Shares, other than in the event of a change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification;

(ii)	reduce the range of amendments requiring shareholder approval;

(iii)	permit DSUs to be transferred or assigned other than for normal estate settlement purposes;

(iv)	change insider participation limits which would result in shareholder approval to be required on a disinterested basis; or

(v)	materially modify the requirements as to eligibility for participation in the Deferred Share Units Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company.

Indebtedness of Directors and Executive Officers

None of the Company’s directors or executive officers, nor any associate of such director or executive officer is as at the date hereof, or has been, during the year ended December 31, 2016, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than directors and officers of Newmarket Gold and Old Kirkland Lake Gold who had an interest in the Arrangement, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has had any material interest, direct or indirect, in any transaction involving the Company since January 1, 2016 or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiaries.

Additional Information

Additional information relating to the Company may be found under the Company’s profile on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the year ended December 31, 2016, which can be found under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at www.klgold.com. Shareholders may also request these documents from the Corporate Legal Counsel and Corporate Secretary by phone at 647-361-0198 or by email at jwagner@klgold.com.

Board of Directors’ Approval

The contents of this Circular and the sending thereof to the shareholders have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Eric Sprott”
Eric Sprott
Chairman of the Board

Toronto, Ontario
April 7, 2016

Any questions and requests for assistance may be directed to our
Strategic Shareholder Advisor and Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
www.kingsdaleadvisors.com

North American Toll Free Phone:
1-877-659-1824
Email: contactus@kingsdaleadvisors.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272